2008 ANNUAL REPORT

Bassett®

bassettfurniture.com

TO OUR SHAREHOLDERS

2008 was another turbulent year for the furniture industry and for Bassett. We remain in the midst of a weak economy that continues to plague home furnishings sales across every geographic region in the U.S. Although 2009 has started out even tougher than last year, we believe that the Company's focus on capital preservation will enable Bassett to prosper when the economy eventually improves.

Net sales for 2008 were $288 million compared to $295 million in 2007, a decrease of 2%. 2008 was a 53 week year while 2007 was 52 weeks. Also, as previously discussed, the change to landed pricing in July 2007 made for a positive comparison in sales from 2008 to 2007. Without the additional freight revenue, sales would have declined by 6% on a year over year comparison.

Bassett recorded a net loss of $40.4 million or $3.46 per share in 2008 versus $9.9 million or $.84 per share in 2007. After adjusting for certain unusual items, our adjusted net loss was $11.4 million or $.97 per share in 2008 as compared to $2.6 million or $.22 per share in 2007. The table below summarizes those unusual items on an after-tax basis:

	Year Ended November 29, 2008	Per Share	Year Ended November 24, 2007	Per Share
Net loss as reported	$ (40,355)	$ (3.46)	$ (9,910)	$ (0.84)
Income from CDSOA, net of taxes	(1,326)	(0.11)	(1,281)	(0.11)
Restructuring, impaired asset charges and unusual gains, net	3,341	0.29	3,326	0.28
Proxy defense costs, net of tax	886	0.08	-	-
Lease exit costs, net of taxes	401	0.03	1,378	0.12
Other than temporary impairment of securities, net of taxes	2,060	0.18	-	-
Costs associated with crib recall, net of taxes	256	0.02	491	0.04
LRG settlement and debt restructuring, net of taxes	-	-	1,052	0.09
Deferred tax asset impairment charge	23,383	2.00	-	-
Deferred tax write-off associated with LRG partnership liquidation	-	-	2,383	0.20
Net loss as adjusted	$ (11,354)	$ (0.97)	$ (2,561)	$ (0.22)

Also noteworthy in 2008 were charges of pretax bad debt expense of $11.8 million compared to $3.9 million in 2007, primarily related to licensee owned Bassett Home Furnishing stores. The financial health of several of our licensees came into question during the second half of 2008 as the poor economy took its toll. Accordingly, 18 stores were closed in 2008, 16 licensed and 2 corporate. As 2009 unfolds, we continue to work closely with all of our licensees to provide a strong product assortment and marketing assistance to enable them to generate sales during a period of nationwide economic stress. We expect to close another 10 to 12 stores in 2009 and could acquire additional licensee stores as well. At year end, the Bassett network was comprised of 84 licensed and 31 corporate stores.

Despite the expenses associated with the closing of 2 stores and the extensive damage suffered from Hurricane Ike, our corporate stores improved their performance in 2008. Three stores were converted to the new prototype format and three more underwent extensive remodeling during the course of the year. Gross margins improved by 250 basis points primarily due to improved pricing strategies and reductions in distressed product discounts. The organizational strength of our corporate retail group markedly improved in 2008 which helped to provide an overall 2% same store sales increase while much of the industry experienced double digit declines.

The preservation and generation of cash is our major focus for 2009. Building on initiatives started in 2008, the Company plans to further reduce inventory, trim payroll, and eliminate non-essential spending throughout the upcoming year. Accordingly, the Company has recently announced the suspension of its 401k employee match program and of its quarterly dividend, unfortunately interrupting a 74 year history of returning capital directly to shareholders. Once again, Bassett is committed to "do what it takes" to survive our industry's darkest hour and to be able to take advantage of a different looking furniture landscape as we ultimately emerge from the depths of this historic period of recession.

I close by thanking our shareholders, our 1300 associates, and our customers for their collective support in 2008.

Robert H. Spilman, Jr.

Robert H. Spilman, Jr.

FINANCIAL SUMMARY

Fiscal Years Ended November

	2008	2007	2006
INCOME STATEMENT DATA			
Net Sales	$288,298	$295,384	$328,214
Net Income (Loss)	(40,355)	(9,910)	5,429
PER SHARE DATA			
Diluted Earnings (Loss) Per Share	$(3.46)	$(0.84)	$0.46
Cash Dividends Per Share	1.50	0.80	0.80
Book Value Per Share	11.40	16.50	18.24
BALANCE SHEET DATA			
Total Assets	$243,825	$310,703	$310,233
Long-Term Debt	40,346	28,850	23,522
Stockholders' Equity	130,179	194,852	215,420

Dollars in thousands except per share amounts

Bassett®

Management's Discussion and Analysis

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Management's Discussion and Analysis of Financial Condition and Results of Operations
Bassett Furniture Industries, Incorporated and Subsidiaries
(In thousands, except share and per share data)

Overview

Bassett Furniture Industries, Incorporated (together with its consolidated subsidiaries, "Bassett", "we", "our" or the "Company"), based in Bassett, Va., is a leading retailer, manufacturer and marketer of branded home furnishings. Our products are sold primarily through Bassett Furniture Direct® (BFD) and Bassett Home Furnishings (BHF) stores, with secondary distribution through multi-line furniture stores, many with in-store Bassett Design Centers. Bassettbaby® cribs and casegoods are sold through specialty stores and mass merchants.

We were founded in 1902 and incorporated under the laws of Virginia in 1930. Our rich, 106-year history has instilled the principles of quality, value, and integrity in everything that we do, while simultaneously providing us with the expertise to respond to ever-changing consumer tastes and to meet the demands of a global economy.

Two primary business developments continue to affect our business as they have for nearly a decade.

First, we created and re-channeled sales through a vertically integrated retail store network. Bassett Furniture Direct ("BFD" or "store") was created in 1997 as a single source home furnishings retail store that provides a unique combination of stylish, well-made furniture and accessories with a high level of customer service. This service includes complimentary room planning, in-home design visits, quick delivery, and custom-order furniture. The retail store program had 115 stores in operation at the end of 2008, 31 of which we own and operate.

Second, the furniture industry continues to experience a shift from traditional domestic manufacturing to offshore sourcing in lower cost markets, primarily in China and other Pacific Rim countries. This shift in sourcing has resulted in downward pressure on retail prices and reductions in traditional channels of sales distribution. Many retailers now source their own products rather than relying on a traditional domestic manufacturer or wholesaler to supply goods. Sales of imported products represented 55% of our total wholesale volume in 2008.

We have responded to these changes by reducing manufacturing production where we can more cost efficiently source product. Over the last seven years, we have reduced the number of facilities from 13 to 3, and reduced our headcount from approximately 4,200 to 1,300. During 2007, we closed our last large wood manufacturing facility in Bassett, Va. We currently operate one wood assembly plant in Martinsville, Va., one fiberboard supply facility in Bassett, Va., and one upholstery facility in Newton, N.C. We have closed and consolidated seven wood factories over the past eight years.

Maintenance of a strong balance sheet is a stated management goal and vital to our retail growth strategy. The store program entails key business risks, including the realization of receivables and the coverage of both direct and contingent liabilities primarily associated with retail real estate. We have established decision criteria and business disciplines aimed at minimizing potential losses from these risks.

Overall conditions for our industry and our Company have been difficult over the past several years. New housing starts are down significantly and consumers continue to be faced with general economic uncertainty fueled by deteriorating consumer credit markets and lagging consumer confidence as a result of volatile and often erratic financial markets. All of this has significantly impacted "big ticket" consumer purchases such as furniture. Consequently, this has put pressure on certain of our dealers' ability to generate adequate profits. As a result, 14 licensee-owned stores were closed during 2008 and we incurred bad debt related losses with some of these dealers. Although management will continue to work closely with our licensees to ensure the success of both the licensee and Bassett, we expect an additional eight to ten underperforming stores to close during 2009. We also expect to increase the number of Company-owned stores during 2009, primarily through acquisitions of certain licensee-owned stores.

Given the difficult and somewhat unprecedented environment, we have had no choice but to take several important actions aimed at improving our results and liquidity in the short-term. These include:

- Aggressively working with certain licensees to close those stores that are underperforming thereby limiting further exposure in our accounts receivable.
- Reducing our inventory levels to improve working capital and cash flow.
- Right-sizing our expense structure in both our wholesale and corporate retail divisions.
- Suspending our quarterly dividend and share repurchase program.
- Delaying certain capital expenditures.

Concurrently with our implementation of this short-term plan, we will continue pursuing our long-term growth objectives by investing in store prototype conversions and remodels and working diligently with our network of licensees to improve their operating results. With the existing and planned improvements in our retail program and our strong balance sheet, we believe we are well positioned not only to survive these turbulent times, but also to gain market share as some of our competitors exit the industry.

While retail traffic at the stores was under pressure in 2008, traffic to the Company's website, www.bassettfurniture.com, grew significantly. Bassett has worked diligently to strengthen the website's capabilities and ease of use and will continue to make improvements in 2009. In addition, Bassett began in 2008 to sell its product online at our website. Bassett is leveraging its Company-owned and licensed store network to handle delivery and customer service for orders placed online.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which requires that certain estimates and assumptions be made that affect the amounts and disclosures reported in those financial statements and the related accompanying notes. Actual results could differ from these estimates and assumptions. We use our best judgment in valuing these estimates and may, as warranted, solicit external advice. Estimates are based on current facts and circumstances, prior experience and other assumptions believed to be reasonable. The following critical accounting policies, some of which are impacted significantly by judgments, assumptions and estimates, affect our consolidated financial statements.

Consolidation—The consolidated financial statements include the accounts of Bassett Furniture Industries, Incorporated and its majority-owned subsidiaries for whom we have operating control. We also consolidate variable interest entities for which we are the primary beneficiary.

Allowance for Accounts and Notes Receivable—We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance for doubtful accounts is based on a review of specifically identified accounts and notes receivable in addition to an overall aging analysis. We evaluate the collectibility of our receivables from our licensees on a quarterly basis. Our allowance for doubtful accounts represents our best estimate of potential losses on our accounts and notes receivables and is adjusted accordingly based on historical experience, current developments and economic trends. Actual losses could differ from those estimates.

Inventories—Inventories are stated at the lower of cost or market. Cost is determined for domestic furniture inventories using the last-in, first-out method. The cost of imported inventories is determined on a first-in, first-out basis. We estimate an inventory reserve for excess quantities and obsolete items based on specific identification and historical write-offs, taking into account future demand and market conditions. If actual demand or market conditions in the future are less favorable than those estimated, additional inventory write-downs may be required.

Valuation Allowances on Deferred Tax Assets—In accordance with SFAS No. 109 "Accounting for Income Taxes" (SFAS No. 109), we evaluate our deferred income tax assets quarterly to determine if valuation allowances are required or should be adjusted. SFAS No. 109 requires that companies assess whether valuation allowances should be established against their deferred tax assets based on consideration of all available evidence, both positive and negative, using a "more likely than not" standard. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with tax attributes expiring unused and tax planning alternatives. In making such judgments, significant weight is given to evidence that can be objectively verified.

Investments—Investments are marked to market and recorded at their fair value. We account for the Alternative Asset Fund by marking it to market value each month based on the net asset values provided by the general partner, adjusted for estimated liquidity discounts. Unrealized holding gains and losses, net of the related income tax effect, on available for sale securities are excluded from income and are reported as other comprehensive income in stockholders' equity. Realized gains and losses from securities classified as available for sale are included in income and are determined using the specific identification method for ascertaining the cost of securities sold. We also review our available for sale securities to determine whether a decline in fair value of a security below the cost basis is other than temporary. Should the decline be considered other than temporary, we writedown the cost of the security and include the loss in current earnings. In determining whether a decline is other than temporary, we consider such factors as the significance of the decline as compared to the cost basis, the current state of the financial markets and the economy, the length of time for which there has been an unrealized loss and the relevant information regarding the operations of the investee.

Goodwill—As specified in Statement of Financial Accounting Standards (SFAS) No. 141, "Accounting for Business Combinations", goodwill represents the excess of the purchase price over the value assigned to tangible assets and liabilities and identifiable intangible assets of businesses acquired. SFAS No. 142, "Goodwill and Intangible Assets", requires that goodwill be reviewed for impairment annually or whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Our policy is to perform the annual impairment analysis as of the beginning of our fiscal fourth quarter. SFAS No. 142 also requires that the assets and liabilities acquired and the resulting goodwill be allocated to the entity's respective reporting units. We have identified three reporting units for our business: Wholesale, Retail and Real Estate/ Investments.

The required impairment test is a two step process. The first step compares the carrying value of each reporting unit that has goodwill with the estimated fair value of the respective reporting unit. Should the carrying value of a reporting unit be in excess of the estimated fair value of that reporting unit, the second step is performed whereby we must calculate the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets of the reporting unit from the fair value of the reporting unit. This second step represents a hypothetical purchase price allocation as if we had acquired the reporting unit on that date. Our impairment methodology uses a discounted cash flow analysis requiring certain assumptions and estimates to be made regarding future profitability of the reporting unit and industry economic factors. While we believe such assumptions and estimates are reasonable, the actual results may differ materially from the projected amounts.

Impairment of Long-Lived Assets—We periodically evaluate whether events or circumstances have occurred that indicate long-lived assets may not be recoverable or that the remaining useful life may warrant revision.

(in thousands, except share and per share data)

When such events or circumstances are present, we assess the recoverability of long-lived assets by determining whether the carrying value will be recovered through the expected undiscounted future cash flows resulting from the use of the asset. In the event the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded.

Revenue Recognition—Revenue is recognized when the risks and rewards of ownership and title to the product have transferred to the buyer. This generally occurs upon the shipment of goods to independent dealers or, in the case of Company-owned retail stores, upon delivery to the customer. Our terms vary from 30 to 60 days. An estimate for returns and allowances has been provided in recorded sales. The contracts with our licensee store owners do not provide for any royalty or license fee to be paid to us.

Staff Accounting Bulletin No. 104: *Revenue Recognition* ("SAB 104") outlines the four basic criteria for recognizing revenue as follows: (1) Persuasive evidence of an arrangement exists, (2) Delivery has occurred or services have been rendered, (3) The seller's price to the buyer is fixed or determinable, and (4) Collectibility is reasonably assured. SAB 104 further asserts that if collectibility of all or a portion of the revenue is not reasonably assured, revenue recognition should be deferred until payment is received. In our judgment, collectibility is not reasonably assured when the decision has been made to exit a dealer.

As part of our efforts to standardize wholesale pricing throughout the country, we began in July 2007 invoicing all of the store network and certain wholesale customers on a fully landed basis such that the invoice price includes the freight charge for delivery. This business change resulted in approximately $16,382 and $5,232 of additional reported revenue and selling, general, and administrative expenses for 2008 and 2007, respectively.

Loss Reserves—We have a number of other potential loss exposures incurred in the ordinary course of business such as environmental claims, product liability, litigation, restructuring charges, and the recoverability of deferred income tax benefits. Establishing loss reserves for these matters requires estimates and judgment with regard to maximum risk exposure and ultimate liability or realization. As a result, these estimates are often developed with the assistance of appropriate advisors, and are based on our current understanding of the underlying facts and circumstances. Because of uncertainties related to the ultimate outcomes of these issues or the possibilities of changes in the underlying facts and circumstances, additional charges related to these issues could be required in the future.

Analysis of Operations

Summarized consolidated operating information is as follows:

	November 29, 2008	November 24, 2007	November 25, 2006
Net sales	$288,298	$295,384	$328,214
Gross profit	114,899	100,383	102,895
SG&A	100,194	103,355	100,187
Bad debt expense	11,769	3,852	3,364
Landed freight	16,382	5,232	—
Restructuring, asset impairment charges and other one-time items, net	3,008	7,860	(190)
Operating loss	(16,454)	(19,916)	(466)
Other income (loss), net	(6,956)	5,947	6,921
Tax (expense) benefit	(16,945)	4,059	(1,026)
Net income (loss)	(40,355)	(9,910)	5,429

Note: For comparability purposes, we have presented our selling, general and administrative expenses above without consideration of the effects of the landed freight change and the bad debt expense.

(in thousands, except share and per share data)

Sales for the year ended November 29, 2008 were $288,298 as compared to $295,384 for 2007 and $328,214 in 2006, representing decreases of 2.4% and 10%, respectively. The 2008 and 2007 reported sales were positively impacted by a change in our business practices with respect to freight for the delivery of wholesale furniture to our retail stores. During July 2007, we began invoicing these customers on a fully landed basis such that the dealer invoice price includes the freight charge for delivery. This change positively impacted reported revenue by $16,382 and $5,232 in 2008 and 2007, respectively. Excluding the effects of the business change, sales decreased 6.3% and 11.6% for 2008 and 2007, respectively. These shortfalls are primarily due to continued soft furniture retail conditions, which have impacted both retail sales and wholesale shipments in both 2008 and 2007. Gross margins for 2008, 2007, and 2006 were 39.9%, 34.0%, and 31.3%, respectively. Excluding the effects of the above-mentioned invoicing change, gross margins would have been 36.2% and 32.8% for 2008 and 2007, respectively. This significant increase over 2007 results from improved margins in both the wholesale and retail segments. The gross margin increase in 2007 as compared to 2006 is due primarily to the inclusion of more retail stores which carry a higher gross margin and improved wholesale import product mix, partially offset by the wind-down costs and inventory markdowns associated with the closure of the Bassett plant. Selling, general and administrative expenses decreased $3,161 in 2008 as compared to 2007 due to lower spending in the wholesale segment. Bad debt expense increased due to store closings (both completed and planned) and the prolonged weak retail environment that is affecting our licensed retail network. Other income (loss), net was $(6,956), $5,947, and $6,921 in 2008, 2007, and 2006, respectively.

The operating loss reported by the Company in 2008, exclusive of the impairment charges, is primarily due to losses incurred by the Company's retail segment and to the reserves recorded for bad debts related to sales to certain licensee stores within its wholesale segment. These losses reflect both the deteriorating home furnishings retail environment and the shortfall between the amount of sales required to breakeven on an average per store basis and the amount of sales that were actually written and delivered. The Company continues to take actions to improve per store sales performance including adding new more value oriented product offerings, strengthening its design and sales talent, and incorporating elements of the new store prototype into more of its stores. In addition, we are closing underperforming stores that we do not believe will be able to meet their required breakeven sales levels. Further, we are reducing the cost and expense structure of our wholesale segment to reflect this lower level of sales and the reduced number of stores.

Certain items affecting comparability between periods are noted below in "Investment and Real Estate Segment and Other Items Affecting Net Income (Loss)".

Our 2008, 2007, and 2006 results were negatively (positively) impacted by certain restructuring and non-recurring items totaling $3,008, $7,860, and ($190) respectively, and are detailed below:

	2008	2007	2006
Income from Continued Dumping & Subsidy Offset Act	$(2,122)	$(2,135)	$(1,549)
Restructuring, impaired asset charges and unusual gains, net			
Impairment of goodwill	3,548	—	1,359
Impairment of leasehold improvements	624	975	—
Impairment of other intangibles	240	—	—
Asset impairment charge associated with the Bassett plant closure	—	3,609	—
Severance	—	960	—
Gain on sale of the airplane	(1,342)	—	—
Proxy defense costs	1,418	—	—
Lease exit costs	642	2,297	—
LRG settlement and debt restructuring	—	2,154	—
	$ 3,008	$ 7,860	$ (190)

(in thousands, except share and per share data)

Fiscal 2008

The operating results for the year ended November 29, 2008 included several unusual pretax items. During the fourth quarter, we recorded a $3,548 charge for the impairment of goodwill related to our wholesale reporting unit (see also Note 7 to the consolidated financials statements for further discussion). We also recorded an additional impairment charge of $240 related to other intangibles. During 2008, we also recorded $624 to write-off the leasehold improvements and $642 for lease exit costs related to the closure of a corporate retail store. As part of our cost-cutting efforts, we sold our former airplane for $2,092 and recorded a gain of $1,342. Finally, we incurred legal and other expenses of $1,418 related to the proxy contest with Costa Brava Partnership III L.P. during the second quarter of 2008.

Fiscal 2007

During the first quarter of 2007, we made the decision to cease operations at our wood manufacturing facility in Bassett, Virginia. The closure of the 323,000 square foot facility was completed during June of 2007 and affected approximately 280 employees. The Company has sourced the majority of the products previously produced at this facility from overseas suppliers, continued to produce certain custom bedroom products domestically and discontinued providing certain slower selling items. As a result of this decision, we recorded a $3,609 charge to write down the value of the plant and equipment and a $960 charge for severance benefits. We have disbursed all of the severance benefits.

During 2007, we also reduced our leased showroom space in the International Home Furnishings Center by approximately 60% and recorded a $975 charge to write-off the net book value of the corresponding capitalized tenant improvements.

As part of our expense reduction initiatives, we concluded during 2007 that four of our leased store locations would no longer be used by us as retail furniture locations. We have finalized sublease agreements for two of the stores thereby reducing our future cash outlays. Although no sublessee has been identified for the other store leases, we are actively marketing these locations. In accordance with FASB Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", we recorded a $2,297 charge to recognize the future obligations associated with the leases, net of estimated sublease income.

During the fourth quarter of 2007, we recorded a pretax charge of $2,154 related to a settlement and debt restructuring with the minority interest partners of LRG Furniture, LLC. This $2,154 liability bears interest at 6.0% and is payable quarterly with principal amounts ranging from $50 to $75 depending on available cash flow, as defined, from LRG. The balance of the liability at November 29, 2008 is $1,954. As part of the settlement, we purchased the remaining 20% interest in LRG for an additional $100. In conjunction with the settlement and debt restructuring, we recorded a tax charge of $2,383 associated with the write-off of deferred taxes due to the termination of the LRG partnership.

Fiscal 2006

In 2006, we performed our annual goodwill impairment review and determined that the goodwill associated with our retail reporting unit was impaired and recorded a $1,359 charge to write-off all of the retail goodwill.

(in thousands, except share and per share data)

Segment Information

We have strategically aligned our business into three reportable segments: Wholesale, Retail and Investments/Real Estate. The wholesale home furnishings segment is involved principally in the design, manufacture, sourcing, sale and distribution of furniture products to a network of Bassett stores (licensee-owned stores and Company-owned retail stores) and independent furniture retailers. Our wholesale segment includes our wood and upholstery operations as well as all corporate selling, general and administrative expenses, including those corporate expenses related to both Company- and licensee-owned stores. We eliminate the sales between our wholesale and retail segments as well as the imbedded profit in the retail inventory for the consolidated presentation in our financial statements. Intercompany sales that were eliminated and the change in the intercompany profit reserve were as follows:

	2008	2007	2006
Intercompany sales elimination	$(50,972)	$(39,829)	$(40,990)
(Increase) Decrease in intercompany profit elimination reserve	$ (556)	$ (312)	$ (626)

During the second quarter of 2006, we sold our contemporary furniture business (Weiman), which was previously included in the wholesale segment.

Our retail segment consists of Company-owned stores and includes the revenues, expenses, assets and liabilities (including real estate) and capital expenditures directly related to these stores.

Our investments/real estate segment consists of our investments (Alternative Asset Fund and marketable securities), distributions in excess of affiliate earnings (IHFC) and retail real estate related to licensee stores.

Wholesale Segment

	2008		2007		2006	
Net sales	$242,094	100.0%	$247,676	100.0%	$284,803	100.0%
Gross profit	70,940	29.3%	60,471	24.4%	68,374	24.0%
Bad debt expense	11,769	4.9%	3,852	1.6%	3,364	1.2%
Landed freight	16,382	6.8%	5,232	2.1%	—	0.0%
SG&A	45,894	19.0%	52,351	21.1%	52,914	18.6%
Operating earnings (loss)	$ (3,105)	-1.3%	$ (964)	-0.4%	$ 12,096	4.2%

Note: For comparability purposes, we have presented our selling, general and administrative expenses above without consideration of the effects of the landed freight change and the bad debt expense.

Fiscal 2008 as Compared to Fiscal 2007

Net sales for the wholesale segment were $ 242,094 for the year ended November 29, 2008 as compared to $247,676 for the year ended November 24, 2007, a decrease of 2.3%. The 2008 and 2007 reported sales were increased by reported revenue of $16,382 and $5,232, respectively, due to a change in our business practices as described above. Excluding this change, recorded revenue decreased 6.9% year over year. Due to our fiscal calendar, net sales for 2008 also reflect a 53 week period as compared to a 52 week period for 2007. Approximately 55% of wholesale shipments during 2008 were imported products compared to 49% for 2007. Gross margins for the wholesale segment were 29.3% for 2008 as compared to 24.4% in 2007. Excluding the

(in thousands, except share and per share data)

effects of the business change described above, gross margins for 2008 and 2007 would have been 24.2% and 22.8%, respectively, a 1.4 percentage point increase over 2007. This increase is primarily due to an improved product mix associated with increased imported products which carry a higher margin and the absence of the significant wind down costs incurred in 2007 related to the closing of the Bassett plant. Selling, general and administrative expenses decreased $6,457 primarily due to lower spending as we continue to adjust our cost structure to match the size of the operations. Bad debt expense increased significantly due to completed and planned store closings as certain of our licensee-owned stores continue to be impacted by the deteriorating retail environment, strained credit markets, and lower consumer confidence.

Fiscal 2007 as Compared to Fiscal 2006

Wholesale net sales for the year ended November 24, 2007 were $247,676 as compared to $284,803 for the year ended November 25, 2006. Excluding the $5,232 increase in recorded revenue due to the business change described above, sales decreased $42,359 or 15% year over year. Approximately 49% of wholesale shipments during 2007 were imported products compared to 44% for 2006. Gross margins were 24.4% for the year ended November 24, 2007. Excluding the effects of the business change described above, gross margins would have been 22.8% as compared to 24.0% for 2006. Margins were negatively impacted by the wind-down costs and inventory markdowns associated with the closure of the Bassett plant and lower volumes in our two domestic production facilities. Selling, general and administrative expenses were essentially flat for 2007 as compared to 2006.

Wholesale shipments by category for the last three fiscal years are summarized below:

	2008		2007		2006	
Wood	$128,678	53.2%	$137,045	55.3%	$164,030	57.6%
Upholstery	109,944	45.4%	108,312	43.7%	117,668	41.3%
Other	3,472	1.4%	2,319	1.0%	3,105	1.1%
Total	$242,094	100.0%	$247,676	100.0%	$284,803	100.0%

Retail Segment—Company Owned Stores

	2008		2007		2006	
Net sales	$ 97,176	100.0%	$ 87,537	100.0%	$ 84,401	100.0%
Gross profit	44,516	45.8%	37,930	43.3%	35,146	41.6%
SG&A	(54,301)	-55.9%	(48,710)	-55.6%	(47,272)	-56.0%
Operating losses	$ (9,785)	-10.1%	$ (10,780)	-12.3%	$ (12,126)	-14.4%

Fiscal 2008 as Compared to Fiscal 2007

Net sales for the retail segment were $97,176 in 2008 as compared to $87,537 in 2007, an increase of $9,639. These sales increases have primarily resulted from additional Company-owned stores and a 2% increase in comparable store sales. The comparable store sales increases were primarily driven by progress in our Dallas market, the benefits of store consolidation in upstate New York, and increased sales in our Pineville, NC store which we believe were driven by its conversion to the new store prototype. Gross margins for 2008 increased 2.5 percentage points due to improved pricing and promotional strategies. Our retail segment reduced its total

(in thousands, except share and per share data)

operating losses by $995, a 9.2% decrease. For the 24 comparable corporate stores, we reduced our operating losses by approximately 10% over 2007. We believe that the combination of new product introductions, store prototype retrofits, better hiring and training of design consultants and continued improved marketing efforts will lead to the further improvement in retail operating results.

Our retail segment includes the expenses of retail real estate utilized by Company-owned retail stores. Rental income and expenses from our properties utilized by independent licensees and partnership licensees are included in our investment and real estate segment.

Fiscal 2007 as Compared to Fiscal 2006

Net sales increased $3,136 from $84,401 in 2006 to $87,537 in 2007. This sales increase primarily resulted from the additional Company-owned stores acquired in 2007 and increases in comparable store sales. Gross margins for the year increased 1.7%, due to improved pricing and promotional strategies, coupled with less clearance sales activity as compared to 2006.

Investment and Real Estate Segment and Other Items Affecting Net Income (Loss)

Our investments and real estate segment consists of our investments (Alternative Asset Fund and marketable securities), distributions in excess of affiliate earnings (IHFC) and retail real estate related to licensee BFD stores. Although this segment does not have operating earnings, income from the segment is included in income from investments in our consolidated statements of operations. Our equity investment in IHFC is not included in the identifiable assets of this segment since it has a negative book value and is therefore included in the long-term liabilities section of our consolidated balance sheet. Income and expense items for fiscal 2008, 2007 and 2006 are as follows:

	2008	2007	2006
Income (loss) from investments	$(3,938)	$ 5,921	$ 7,318
Other than temporary impairment of investments	(3,296)	—	—
Income from unconsolidated affiliated companies, net	6,300	5,298	4,464
Interest expense	(4,021)	(3,671)	(3,864)
Other	(2,001)	(1,601)	(997)
Other income (loss), net	$(6,956)	$ 5,947	$ 6,921

Income (loss) from investments for 2008 included $5,385 in losses from the Alternative Asset Fund partially offset by $1,447 of dividend income and net realized gains from our marketable security portfolio. Historically, the Alternative Asset Fund has produced returns in excess of the relevant market indices.

In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", we review our marketable securities to determine whether a decline in fair value of a security below the cost basis is other than temporary. Should the decline be considered other than temporary, we write down the cost basis of the security and include the loss in current earnings as opposed to an unrealized holding loss. Due to the significant decline in the financial markets during the fiscal fourth quarter, many of our holdings sustained significant losses. Consequently, we recorded $3,296 in losses in our consolidated statement of operations in 2008.

Income from unconsolidated affiliated companies, net includes income from our investment in IHFC as well as income (loss) from other equity method investments. We recognized income from IHFC of $6,425, $6,316, and $6,666, in 2008, 2007 and 2006, respectively. Significant fluctuations in the earnings/losses of our other

(in thousands, except share and per share data)

investments have been primarily caused by losses recognized related to our previous investment in BFD Northeast, LLC ("BFDNE") of $595 and $1,954 in 2007 and 2006, respectively. On February 28, 2007, we entered into an agreement with BFDNE whereby we contributed our 30% interest in BFDNE to BFDNE in exchange for certain assets (primarily inventory and leasehold improvements) of BFDNE's two stores in Boston, Massachusetts.

Other includes several items including losses related to our real estate investments that support our licensees. During 2008, we recorded a $129 lease termination charge and a $500 impairment of leasehold improvements for a closed licensee store.

Income taxes

In accordance with SFAS No. 109 "Accounting for Income Taxes" (SFAS No. 109), we evaluate our deferred income tax assets quarterly to determine if valuation allowances are required or should be adjusted. SFAS No. 109 requires that companies assess whether valuation allowances should be established against their deferred tax assets based on consideration of all available evidence, both positive and negative, using a "more likely than not" standard. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with tax attributes expiring unused and tax planning alternatives. In making such judgments, significant weight is given to evidence that can be objectively verified. Due to the losses in the fourth quarter of 2008, we are in a cumulative loss position for the past three years which is considered significant negative evidence that is difficult to overcome on a "more likely than not" standard through objectively verifiable data. While our long-term financial outlook remains positive and we have certain strategies that could produce taxable income and depending on timing, may help us to realize our deferred tax assets. However, we concluded that our ability to rely on our long-term outlook and forecasts as to future taxable income was limited. Due to the weight of the negative evidence, including the cumulative losses and a market capitalization well below our book value, we recorded a $23,383 charge to establish a valuation allowance against substantially all of our deferred tax assets during the fourth quarter of 2008. We will continue to evaluate the need for the allowance on a quarterly basis and if additional positive evidence is obtained (such as the Company returning to profitability), the valuation allowance could decrease.

Our effective income tax rate was 72.3% for 2008. Excluding the charge noted above to record a valuation allowance against our deferred tax assets, our effective rate would have been (25.9%). The effective rate was favorably impacted by exclusions for dividends received from our investment in IHFC and unfavorably impacted by the write-off of goodwill associated with the wholesale segment and charges associated with equity method investees.

Our effective income tax rate was (29.1%) and 15.9% 2007 and 2006. The effective tax rate in both years was lower than the statutory rate primarily due to exclusions for dividends received from our investment in IHFC. In addition, we recorded a tax charge of $2,383 in 2007 associated with the write-off of deferred tax assets due to the termination of the LRG partnership. Our effective rate for 2006 was also increased by the write-off of goodwill associated with our retail segment as it was not tax-deductible.

See also Note 9 to the Consolidated Financial Statements for a full reconciliation of the effective income tax rate for 2008, 2007 and 2006.

Adoption of FIN 48

Effective November 25, 2007, we adopted Financial Accounting Standards Board ("FASB") Interpretation No. ("FIN") 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes", which provides a comprehensive model for the recognition, measurement,

(in thousands, except share and per share data)

presentation, and disclosure in a company's financial statements of uncertain tax positions taken, or expected to be taken, on a tax return. Under FIN 48, if an income tax position exceeds a more likely than not (i.e. greater than 50%) probability of success upon tax audit, based solely on the technical merits of the position, the company is to recognize an income tax benefit in its financial statements. The tax benefits recognized are to be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. If it is not more likely than not that the benefit will be sustained on its technical merits, no benefit is to be recorded. Uncertain tax positions that relate only to timing of when an item is included on a tax return are considered to have met the recognition threshold for purposes of applying FIN 48. Therefore, if it can be established that the only uncertainty is when an item is taken on a tax return, such positions have satisfied the recognition step for purposes of FIN 48 and uncertainty related to timing should be assessed as part of measurement. FIN 48 requires that a liability associated with an unrecognized tax benefit be classified as a long-term liability, except for the amount for which a cash payment is expected to be made within one year. Further, companies are required to accrue interest and related penalties, if applicable, on all tax exposures consistent with the respective jurisdictional tax laws.

The adoption of FIN 48 resulted in a non-cash transition (cumulative effect of a change in accounting principle) adjustment of $746 which was recorded as a decrease to beginning retained earnings. The transition adjustment is a result, primarily, of tax positions associated with state income tax exposures and interest on certain temporary differences. Our continuing practice is to recognize interest and penalties related to income tax matters as a component of income tax expense.

As of the adoption date of FIN 48, we had unrecognized income tax benefits totaling $1,687, of which $902 would impact our effective income tax rate if recognized.

Unrecognized tax benefits at November 25, 2007	$1,687
Gross increases	19
Gross decreases	(118)
Balance at November 29, 2008	$1,588

We recognize interest and penalties related to unrecognized tax benefits in income tax expense. During 2008, we recognized $54 of interest expense recovery and $22 of penalty expense recovery related to the unrecognized benefits noted above in our consolidated statement of operations. The consolidated balance sheet includes accrued interest of $318 and penalties of $184 due to unrecognized tax benefits.

Significant judgment is required in evaluating the Company's federal and state tax positions and in the determination of its tax provision. Despite our belief that the liability for unrecognized tax benefits is adequate, it is often difficult to predict the final outcome or the timing of the resolution of any particular tax matter. We may adjust these liabilities as relevant circumstances evolve, such as guidance from the relevant tax authority, or resolution of issues in the courts. These adjustments are recognized as a component of income tax expense entirely in the period in which they are identified. The Company also cannot predict when or if any other future tax payments related to these tax positions may occur.

Currently, there are no examinations in process of any of the Company's income tax returns. We remain subject to examination for tax years 2005 through 2007 for all of our major tax jurisdictions.

Liquidity and Capital Resources

The Company is committed to maintaining a strong balance sheet in order to weather the current difficult industry conditions, to allow it to take advantage of opportunities as market conditions improve, and to execute its long-term retail growth strategies.

(in thousands, except share and per share data)

During the year, we returned significant amounts of capital to our shareholders in the form of dividends and an increased share repurchase program. In addition to our regular quarterly dividends of $9,950, we paid out a special dividend of $8,734 or $0.75 per share. We also spent $4,313 under the share repurchase plan. The funding for the return to the shareholders has been from the orderly liquidation of our Alternative Asset Fund investment and net liquidations of our marketable securities portfolio. During 2008, we received $23,250 from the Alternative Asset Fund and $6,382 from liquidations of marketable securities. Due to unprecedented turmoil in the financial markets, further erosion of home furnishings sales, and general uncertainty regarding the depths to which current economic conditions could worsen, the Board announced on October 16, 2008 that it had decided to suspend making any decision with respect to the $0.50 per share second special dividend and declared a regular quarterly dividend of $0.10 or $0.125 less than the previous dividend. Subsequent to year end, we announced that the Board of Directors did not declare a regular quarterly dividend for the second quarter of 2009 conserving approximately $1,100 of cash. We also received $10,646 or 80% of the net asset value of our investment in Styx Partners, L.P. We expect to receive the remaining portion by the end of 2009.

Net cash used in operating activities was $18,955, $8,462, and $6,150 in fiscal 2008 and 2007, and 2006, respectively. Our operating cash requirements for 2008 were funded through $9,000 of additional borrowings under the revolving credit facility, $6,091 in dividends from our investment in the International Home Furnishings Center (IHFC) and the remaining proceeds from our net investment liquidations. Cash requirements for 2007 were primarily funded through investment sales, dividends from IHFC and additional borrowings on the revolving credit facility. Cash requirements for 2006 were primarily funded through investment sales and dividends from IHFC.

We used $18,955 of cash in operating activities during fiscal 2008 primarily due to the continued difficult environment at retail as well as increased payments to fund the inventory build at the end of 2007 and the beginning of 2008 due to the January 2008 new product rollout. Due to the lead time to source the majority of the new product, inventory and accounts payable balances were unusually high at the end of fiscal 2007. Our inventory levels peaked in January and began returning to more normalized levels during February. Although we plan additional product introductions in 2009, they will not be as extensive as the rollout in early 2008. We expect overall inventory levels to decrease during 2009, generating additional positive cash flow. Our accounts payable balance was reduced by $7,357 during fiscal 2008 and has returned to a more normalized level.

Due to the continued housing slump and the fourth quarter deterioration in the major financial markets and the overall recessionary economic environment, consumer spending has decreased resulting in financial losses for us and damaging the ability of certain of our licensees to generate sufficient cash flow in their businesses. Currently, we are aggressively pursuing expense reduction and cash preservation initiatives throughout all parts of the business to enhance our cash flow. As part of the improvement plans with certain of our licensees, we converted $5,192 of trade accounts receivable to long-term interest bearing notes during the year ended November 29, 2008. We continually assess our level of bad debt reserves and recorded $11,769 in provisions for losses on accounts and notes receivable in 2008, a $7,917 increase over 2007. A continuing difficult and weak retail environment could result in further bad debt expenses, reduced revenue and store real estate charges, including lease termination and impairment charges. Although we believe we have adequate reserves for bad debts, we will continue to work with our licensees to help limit bad debt exposure. We expect eight to ten underperforming stores to close during 2009.

We currently have $19,000 outstanding on our revolving credit facility with $10,554 of availability. We amended our facility in August 2008 by extending the maturity date an additional two years and amending certain covenants. The credit facility, as amended, provides for borrowings of up to $45,000 at a variable interest rate of LIBOR plus 1.75% (3.66% on November 29, 2008). The facility is secured by a pledge of certain of our

(in thousands, except share and per share data)

marketable securities and substantially all of our receivables and inventories. To the extent the value of the marketable securities falls below $16,000, our Borrowing Base, as defined, is decreased by 125% of the difference between $16,000 and the actual value of those securities. This facility contains, among other provisions, certain defined financial requirements including a maximum ratio of debt to equity and a minimum level of net worth. Due to the charges recorded in the fourth quarter of 2008, the Company's net worth decreased below the levels specified in the revolving credit facility. Subsequent to year end, we received a waiver of the violation from our bank and a reduction of the net worth covenant requirements for fiscal 2009 and 2010. The other relevant terms in the facility including the interest rate were not significantly amended.

We lease land and buildings that are used in the operation of our Company-owned retail stores as well as in the operation of licensee-owned stores. We had obligations of $96,773 at November 29, 2008 for future minimum lease payments under non-cancelable operating leases having remaining terms in excess of one year. We also have guaranteed certain lease obligations of licensee operators. Lease guarantees range from one to ten years. We were contingently liable under licensee lease obligation guarantees in the amount of $11,605 at November 29, 2008. We have also guaranteed loans of certain of our licensees to finance initial inventory packages for those stores. The total contingent liabilities with respect to these loan guarantees were $7,869 at November 29, 2008.

In the fourth quarter of 2007, we announced the acquisition of the operations of two stores in the Charleston, South Carolina area from a former licensee and that we had begun the process of acquiring the land and building of those stores. During the quarter ended March 1, 2008, we completed the acquisition of the land and building for $6,800. We funded the acquisition through additional real estate debt of approximately $5,000 and the use of preexisting accounts receivable from the former licensee.

We currently anticipate that total capital expenditures for fiscal 2009 will be approximately $2,500 and will be used primarily for retrofits for the new prototype design at Company-owned stores and information systems to support e-commerce initiatives. We have plans to continue to invest in store remodels, conversions, and new store real estate over the next three to four years and at potentially greater levels based on the business environment and our net cash position. Our capital expenditure and working capital requirements in the foreseeable future may change depending on many factors, including but not limited to the overall performance of the new prototype stores, our rate of growth, our operating results and any other adjustments in our operating plan needed in response to industry conditions, competition, acquisition opportunities or unexpected events. We believe that our existing cash and investment portfolio that remains after the orderly liquidation of the Alternative Asset Fund, and our borrowing capacity, together with cash from operations, will be sufficient to meet our capital expenditure and working capital requirements for 2009.

Recent Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"). This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FAS 109, "Accounting for Income Taxes." This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted the provisions of this interpretation effective November 25, 2007. The adoption of FIN 48 resulted in a non-cash transition (cumulative effect of a change in accounting principle) adjustment of $746 which was recorded as a decrease to beginning retained earnings.

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157" or "the Standard"). The Standard defines fair value, provides a consistent

(in thousands, except share and per share data)

framework for measuring fair value under accounting principles generally accepted in the United States and expands fair value financial statement disclosure requirements. SFAS 157 does not require any new fair value measurements. It only applies to accounting pronouncements that already require or permit fair value measures, except for standards that relate to share-based payments (SFAS 123R, Share Based Payment.) The standard is effective for fiscal years beginning after November 15, 2007. Effective November 25, 2007, we adopted the provisions of SFAS 157 and recorded a fair value adjustment of $304 to properly state the net asset value of funds within the Bassett Industries Alterative Asset Fund, due to liquidation restrictions on those funds. This adjustment was recorded in other income, net.

In December 2007, the Financial Accounting Standards Board issued SFAS No. 141 (Revised 2007), "Business Combinations" ("SFAS 141R" or "the Standard"). SFAS 141R establishes principles and requirements for how an acquiring entity recognizes and measures identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and any acquired goodwill. The Standard also establishes disclosure requirements that will enable users to evaluate the nature and financial effects of the business combination. It is effective for business combinations that occur during or after fiscal years that begin after December 15, 2008. This statement will be effective for us in fiscal 2010. We are currently evaluating the impact SFAS 141R will have on our financial statements.

Contractual Obligations and Commitments

We enter into contractual obligations and commercial commitments in the ordinary course of business (See Note 16 to the Consolidated Financial Statements for a further discussion of these obligations). The following table summarizes our contractual payment obligations and other commercial commitments.

	2009	2010	2011	2012	2013	Thereafter	Total
Post employment benefit obligations (1)	$ 1,731	$ 1,710	$ 1,664	$ 1,554	$ 1,412	$ 9,810	$ 17,881
Real estate notes payable	812	8,468	5,542	274	3,122	3,940	22,158
Long-term debt	—	19,000	—	—	—	—	19,000
Other obligations & commitments	1,629	400	233	200	200	954	3,616
Interest payable	2,403	1,770	737	496	341	1,982	7,729
Letters of credit	2,586	—	—	—	—	—	2,586
Operating leases (2)	15,848	15,419	14,538	13,896	11,695	25,377	96,773
Lease guarantees	7,274	1,632	1,346	311	311	730	11,604
Loan guarantees	3,633	2,811	1,397	28	—	—	7,869
Purchase obligations (3)	—	—	—	—	—	—	—
Total	$35,916	$51,210	$25,457	$16,759	$17,081	$42,793	$189,216

(1) Does not reflect a reduction for the impact of any company owned life insurance proceeds to be received. Currently, we have life insurance policies with net death benefits of $9,532 to provide funding for these obligations. See Note 11 to the Consolidated Financial Statements for more information.
(2) Does not reflect a reduction for the impact of sublease income to be received. See Note 15 to the Consolidated Financial Statements for more information.
(3) The Company is not a party to any long-term supply contracts with respect to the purchase of raw materials or finished goods. At the end of fiscal year 2008, we had $18,581 in open purchase orders, primarily for imported inventories, which are in the ordinary course of business.

Off-Balance Sheet Arrangements

We utilize stand-by letters of credit in the procurement of certain goods in the normal course of business. We lease land and buildings that are primarily used in the operation of BFD stores. We have guaranteed certain lease obligations of licensee operators of the BFD stores as part of our retail expansion strategy. We also have guaranteed loans of certain of our BFD dealers to finance initial inventory packages for these stores. See Contractual Obligations and Commitments table above and Note 15 to the Consolidated Financial Statement for further discussion of operating leases, lease guarantees and loan guarantees, including descriptions of the terms of such commitments and methods used to mitigate risks associated with these arrangements.

Contingencies

We are involved in various claims and litigation as well as environmental matters, which arise in the normal course of business. Although the final outcome of these legal and environmental matters cannot be determined, based on the facts presently known, it is our opinion that the final resolution of these matters will not have a material adverse effect on our financial position or future results of operations.

Safe-harbor, forward-looking statements

This discussion contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and business of Bassett Furniture Industries, Incorporated and subsidiaries. Such forward-looking statements are identified by use of forward-looking words such as "anticipates", "believes", "plans", "estimates", "expects", "aimed" and "intends" or words or phrases of similar expression. These forward-looking statements involve certain risks and uncertainties. No assurance can be given that any such matters will be realized. Important factors, which should be read in conjunction with Item 1A "Risk Factors in the Company's Form 10-K as filed with the Securities and Exchange Commission, that could cause actual results to differ materially from those contemplated by such forward-looking statements include:

- competitive conditions in the home furnishings industry
- general economic conditions
- overall retail traffic levels and consumer demand for home furnishings
- ability of our customers and consumers to obtain credit
- Bassett store openings
- store closings and the profitability of the stores (independent licensees and Company-owned retail stores)
- ability to implement our Company-owned retail strategies and realize the benefits from such strategies as they are implemented
- fluctuations in the cost and availability of raw materials, labor and sourced products (including fabrics from troubled suppliers)
- results of marketing and advertising campaigns
- information and technology advances
- ability to execute new global sourcing strategies
- performance of our marketable securities portfolio and our investment in BIAAF
- delays or difficulties in converting some of our non-operating assets to cash
- future tax legislation, or regulatory or judicial positions
- ability to efficiently manage the import supply chain to minimize business interruption
- effects of profit improvement initiatives in our domestic wood operations
- continued profitability of our unconsolidated affiliated companies, particularly IHFC

Consolidated Balance Sheets
Bassett Furniture Industries, Incorporated and Subsidiaries
November 29, 2008 and November 24, 2007
(In thousands, except share and per share data)

	2008	2007
Assets		
Current assets		
Cash and cash equivalents	$ 3,777	$ 3,538
Accounts receivable, net of allowance for doubtful accounts of $11,634 and $7,661 as of November 29, 2008 and November 24, 2007, respectively	35,595	38,612
Inventories	43,844	50,550
Deferred income taxes	772	5,659
Other current assets	12,856	12,421
Total current assets	96,844	110,780
Property and equipment, net	57,155	53,225
Investments	35,060	76,924
Retail real estate	29,588	31,207
Notes receivable, net of allowance for doubtful accounts of $3,250 and $1,700 as of November 29, 2008 and November 24, 2007, respectively	16,038	14,128
Deferred income taxes	—	10,244
Other	9,140	14,195
	89,826	146,698
Total assets	$243,825	$310,703
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$ 18,747	$ 26,104
Accrued compensation and benefits	4,818	5,611
Customer deposits	6,725	8,894
Dividends payable	1,142	2,363
Other accrued liabilities	12,113	13,622
Total current liabilities	43,545	56,594
Long-term liabilities		
Post employment benefit obligations	12,829	14,493
Long-term debt	19,000	10,000
Real estate notes payable	21,346	18,850
Other long-term liabilities	5,016	3,670
Distributions in excess of affiliate earnings	11,910	12,244
	70,101	59,257
Commitments and Contingencies		
Stockholders' equity		
Common stock, par value $5 a share, 50,000,000 shares authorized, issued and outstanding 11,420,431 in 2008 and 11,806,592 in 2007	57,102	59,033
Retained earnings	73,160	131,725
Additional paid-in-capital	346	2,180
Accumulated other comprehensive income (loss)	(429)	1,914
Total stockholders' equity	130,179	194,852
Total liabilities and stockholders' equity	$243,825	$310,703

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

Consolidated Statements of Operations
Bassett Furniture Industries, Incorporated and Subsidiaries
For the years ended November 29, 2008, November 24, 2007, and November 25, 2006

(In thousands, except share and per share data)

	2008	2007	2006
Net sales	$288,298	$295,384	$328,214
Cost of sales	173,399	195,001	225,319
Gross profit	114,899	100,383	102,895
Selling, general and administrative expenses	128,345	112,439	103,551
Income from Continued Dumping & Subsidy Offset Act	(2,122)	(2,135)	(1,549)
Restructuring, impaired asset charges and unusual gains, net	3,070	5,544	1,359
Proxy defense costs	1,418	—	—
Lease exit costs	642	2,297	—
LRG settlement and debt restructuring	—	2,154	—
Loss from operations	(16,454)	(19,916)	(466)
Income (loss) from investments	(3,938)	5,921	7,318
Other than temporary impairment of investments	(3,296)	—	—
Income from unconsolidated affiliated companies, net	6,300	5,298	4,464
Interest expense	(4,021)	(3,671)	(3,864)
Other expense, net	(2,001)	(1,601)	(997)
Income (loss) before income taxes	(23,410)	(13,969)	6,455
Income tax (provision) benefit	(16,945)	4,059	(1,026)
Net income (loss)	$ (40,355)	$ (9,910)	$ 5,429
Net income (loss) per share			
Basic earnings (loss) per share:	$ (3.46)	$ (0.84)	$ 0.46
Diluted earnings (loss) per share:	$ (3.46)	$ (0.84)	$ 0.46

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Stockholders' Equity
Bassett Furniture Industries, Incorporated and Subsidiaries
For the years ended November 29, 2008, November 24, 2007, and November 25, 2006

(In thousands, except share and per share data)

	Common Stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total
	Shares	Amount				
Balance, November 26, 2005	11,804,458	$59,022	$ 2,068	$155,109	$ 2,652	$218,851
Net income	—	—	—	5,429	—	5,429
Excess of additional pension liability over unamortized transition obligation	—	—	—	—	(205)	(205)
Net change in unrealized holding gains	—	—	—	—	873	873
Comprehensive income						6,097
Dividends ($.80 per share)	—	—	—	(9,449)	—	(9,449)
Issuance of common stock	55,637	278	561	—	—	839
Purchase and retirement of common stock	(56,439)	(282)	(702)	—	—	(984)
Stock-based compensation	—	—	66	—	—	66
Balance, November 25, 2006	11,803,656	59,018	1,993	151,089	3,320	215,420
Net loss	—	—	—	(9,910)	—	(9,910)
Excess of additional pension liability over unamortized transition obligation	—	—	—	—	(28)	(28)
Net change in unrealized holding gains	—	—	—	—	(833)	(833)
Comprehensive loss						(10,771)
Dividends ($.80 per share)	—	—	—	(9,454)	—	(9,454)
Issuance of common stock	42,236	211	365	—	—	576
Purchase and retirement of common stock	(39,300)	(196)	(350)	—	—	(546)
Stock-based compensation	—	—	172	—	—	172
Adjustment to initially apply SFAS 158, net	—	—	—	—	(545)	(545)
Balance, November 24, 2007	11,806,592	59,033	2,180	131,725	1,914	194,852
Net loss	—	—	—	(40,355)	—	(40,355)
Actuarial adjustment to supplemental executive retirement defined benefit plan	—	—	—	—	608	608
Net change in unrealized holding gains	—	—	—	—	(2,951)	(2,951)
Comprehensive loss						(42,698)
Regular dividends ($.75 per share)	—	—	—	(8,730)	—	(8,730)
Special dividend ($.75 per share)	—	—	—	(8,734)	—	(8,734)
Issuance of common stock	34,939	175	121	—	—	296
Purchase and retirement of common stock	(421,100)	(2,106)	(2,207)	—	—	(4,313)
Stock-based compensation	—	—	252	—	—	252
Adjustment to initially apply FIN 48, net	—	—	—	(746)	—	(746)
Balance, November 29, 2008	11,420,431	$57,102	$ 346	$ 73,160	$ (429)	$130,179

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows
Bassett Furniture Industries, Incorporated and Subsidiaries
For the years ended November 29, 2008, November 24, 2007, and November 25, 2006
(In thousands)

	2008	2007	2006
Operating Activities			
Net income (loss)	$(40,355)	$ (9,910)	$ 5,429
Adjustments to reconcile net income (loss) to net cash used in operating activities:			
Depreciation and amortization	7,513	9,089	9,253
Equity in undistributed income of investments and unconsolidated affiliated companies	(890)	(8,323)	(9,594)
Provision for restructuring, asset impairment charges and unusual gains, net	3,070	5,544	1,359
Provision for corporate retail lease exit costs	642	2,297	—
LRG settlement and debt restructuring	—	2,154	—
Impairment of licensed retail real estate	748	—	—
Provision for losses on trade accounts receivable	11,769	3,852	3,364
Other than temporary impairment of investments	3,296	—	—
Realized income from investments	(1,447)	(2,937)	(2,121)
Deferred income taxes	17,403	(2,963)	(1,437)
Other, net	99	669	(353)
Changes in operating assets and liabilities, exclusive of assets and liabilities impacted by business combinations:			
Accounts receivable	(13,161)	(10,919)	(7,417)
Inventories	7,199	(315)	2,503
Other current assets	(1,047)	(5,662)	(1,477)
Accounts payable and accrued liabilities	(13,794)	8,962	(5,659)
Net Cash Used In Operating Activities	(18,955)	(8,462)	(6,150)
Investing Activities			
Purchases of property and equipment	(4,702)	(5,544)	(3,344)
Purchases of retail real estate	(858)	(375)	(3,594)
Proceeds from sales of property and equipment	2,862	3,176	1,736
Proceeds from sales of investments	35,817	16,982	21,618
Purchases of investments	(6,185)	(10,413)	(14,748)
Dividends from an affiliate	6,091	6,091	6,559
Net cash received on licensee notes	896	1,029	411
Acquisition of retail licensee stores, net of cash acquired	(216)	120	(430)
Proceeds from sale of Weiman	—	—	1,300
Other, net	(18)	(177)	833
Net Cash Provided By Investing Activities	33,687	10,889	10,341
Financing Activities			
Borrowings under revolving credit arrangement	9,000	6,000	1,000
Repayments of long-term debt	—	(770)	(910)
Borrowings (repayments) under real estate notes payable	(792)	(622)	4,378
Issuance of common stock	296	448	745
Repurchases of common stock	(4,313)	(546)	(1,013)
Special cash dividend	(8,734)	—	—
Regular cash dividends	(9,950)	(9,450)	(9,449)
Net Cash Used In Financing Activities	(14,493)	(4,940)	(5,249)
Change In Cash And Cash Equivalents	239	(2,513)	(1,058)
Cash And Cash Equivalents—beginning of year	3,538	6,051	7,109
Cash And Cash Equivalents—end of year	$ 3,777	$ 3,538	$ 6,051

The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements
Bassett Furniture Industries, Incorporated and Subsidiaries
(In thousands, except share and per share data)

1. Description of Business

Bassett Furniture Industries, Incorporated (together with its consolidated subsidiaries, "Bassett", "we", "our", "the Company") based in Bassett, Va., is a leading manufacturer, marketer and retailer of branded home furnishings. Bassett's products, designed to provide quality, style and value, are sold through Bassett Furniture Direct® stores, Bassett Design Centers, and other furniture stores. Bassett's full range of furniture products and accessories are primarily sold through an exclusive nation-wide network of 115 retail stores known as Bassett, Bassett Home Furnishings or Bassett Furniture Direct (referred to as "store" herein), of which 84 are independently owned ("licensee operated") and 31 are controlled and consolidated by the Company ("Company-owned retail stores"). The Company sourced approximately 55% of its wholesale products to be distributed through the store network from various countries, with the remaining volume produced at its two domestic manufacturing facilities.

2. Significant Accounting Policies

Principles of Consolidation and Fiscal Year

The consolidated financial statements include the accounts of Bassett Furniture Industries, Incorporated and our majority-owned subsidiaries for whom we have operating control. We also consolidate variable interest entities for which we are the primary beneficiary. All significant intercompany balances and transactions are eliminated in consolidation. Our fiscal year ends on the Saturday nearest November 30. Due to our fiscal calendar, 2008 consists of 53 weeks while 2007 and 2006 consists of 52 weeks.

Cash Equivalents

All temporary, highly liquid investments with original maturities of three months or less are considered to be cash equivalents. The carrying amount of these investments approximates fair value.

Accounts Receivable and Notes Receivable

Substantially all of our trade accounts receivable and notes receivable are due from customers located within the United States. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance for doubtful accounts is based on a review of specifically identified accounts in addition to an overall aging analysis. Judgments are made with respect to the collectibility of accounts receivable based on historical experience and current economic trends. Actual losses could differ from those estimates. Allowances for doubtful accounts were $11,634 and $7,661 at November 29, 2008 and November 24, 2007, respectively. Notes receivable reserves were $3,250 and $1,700 at November 29, 2008 and November 24, 2007, respectively. Accounts and notes receivable are generally secured by liens on merchandise sold to licensees.

Concentrations of Credit Risk and Major Customers

Financial instruments that subject us to credit risk consist primarily of investments, accounts and notes receivable and financial guarantees. Investments are managed within established guidelines to mitigate risks. Accounts and notes receivable subject us to credit risk partially due to the concentration of amounts due from customers. In 2008 and 2007, no customer accounted for more than 10% of total net sales or total accounts receivable in the periods presented.

Inventories

Inventories (retail merchandise, finished goods, work in process and raw materials) are stated at the lower of cost or market. Cost is determined for domestic manufactured furniture inventories using the last-in, first-out

(In thousands, except share and per share data)

("LIFO") method. The cost of imported inventories is determined on a first-in, first-out ("FIFO") basis. Inventories accounted for under the LIFO method represented 20% and 19% of total inventory before reserves at November 29, 2008 and November 24, 2007, respectively. We estimate inventory reserves for excess quantities and obsolete items based on specific identification and historical write-offs, taking into account future demand and market conditions. If actual demand or market conditions in the future are less favorable than those estimated, additional inventory write-downs may be required.

Property and Equipment

Property and equipment is comprised of all land, buildings and leasehold improvements and machinery and equipment used in the manufacturing and warehousing of furniture, our Company-owned retail operations and the administration of the wholesale and Company-owned retail operations. This property and equipment is stated at cost. Depreciation is computed over the estimated useful lives of the respective assets utilizing the straight-line method. Buildings and improvements are generally depreciated over a period of 10 to 39 years. Machinery and equipment are generally depreciated over a period of 5 to 10 years. Leasehold improvements are amortized based on the underlying lease term, or the asset's estimated useful life, whichever is shorter.

Retail Real Estate

Retail real estate is comprised of owned and leased properties utilized by licensee operated BFD stores. These properties are located in high traffic, upscale locations that are normally occupied by large successful national retailers. This real estate is stated at cost and depreciated over the useful lives of the respective assets utilizing the straight line method. Buildings and improvements are generally depreciated over a period of 10 to 39 years. Leasehold improvements are amortized based on the underlying lease term, or the asset's estimated useful life, whichever is shorter. As of November 29, 2008 and November 24, 2007, the cost of retail real estate included land totaling $6,451 and building and leasehold improvements of $30,937 and $31,552, respectively. As of November 29, 2008 and November 24, 2007, accumulated depreciation of retail real estate was $7,800 and $6,796, respectively. Depreciation expense was $1,704, $1,745, and $1,765 in 2008, 2007, and 2006, respectively.

Goodwill

As specified in Statement of Financial Accounting Standards (SFAS) No. 141, "Accounting for Business Combinations", goodwill represents the excess of the purchase price over the value assigned to tangible assets and liabilities and identifiable intangible assets of businesses acquired. SFAS No. 142, "Goodwill and Intangible Assets", requires that goodwill be reviewed for impairment annually or whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Our policy is to perform the annual impairment analysis as of the beginning of our fiscal fourth quarter. SFAS No. 142 also requires that the assets and liabilities acquired and the resulting goodwill be allocated to the entity's respective reporting units. We have identified three reporting units for our business: Wholesale, Retail and Real Estate/Investments.

Impairment of Long Lived Assets

We periodically evaluate whether events or circumstances have occurred that indicate long-lived assets may not be recoverable or that the remaining useful life may warrant revision. When such events or circumstances are present, we assess the recoverability of long-lived assets by determining whether the carrying value will be recovered through the expected undiscounted future cash flows resulting from the use of the asset. In the event the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment

(In thousands, except share and per share data)

loss equal to the excess of the asset's carrying value over its fair value is recorded. Fair value is determined based on discounted cash flows or appraised values depending on the nature of the assets. The long-term nature of these assets requires the estimation of cash inflows and outflows several years into the future and only takes into consideration technological advances known at the time of the impairment test.

Investments

Our investments consist of a portfolio of marketable securities and the Bassett Industries Alternative Asset Fund ("Alternative Asset Fund"). We classify our marketable securities as available-for-sale, which are reported at fair value. Unrealized holding gains and losses, net of the related income tax effect, on available-for-sale securities are excluded from income and are reported as other comprehensive income in stockholders' equity. Realized gains and losses from securities classified as available-for-sale are included in income and are determined using the specific identification method for ascertaining the cost of securities sold. All investments are marked-to-market and recorded at their fair value. Gains and losses on financial instruments that do not qualify as accounting hedges are recorded as other income or expense. Investments in the Alternative Asset Fund are valued on the basis of net asset value with adjustments for liquidity discounts, with the resultant difference from the prior valuation included in other income or expense in the accompanying statements of operations. The net asset value is determined by the investee fund based on its underlying financial instruments as provided by the general partner.

Unconsolidated Affiliated Companies

The equity method of accounting is used for our investments in affiliated companies in which we exercise significant influence but do not maintain operating control. For equity investments that have been reduced to zero through equity method losses, additional equity losses incurred reduced notes receivable from the investee.

Revenue Recognition

Revenue is recognized when the risks and rewards of ownership and title to the product have transferred to the buyer. This occurs upon the shipment of goods to independent dealers or, in the case of Company-owned retail stores, upon delivery to the customer. We offer terms varying from 30 to 60 days for wholesale customers. Estimates for returns and allowances for advertising and promotional arrangements have been recorded as a reduction to revenue. The contracts with our licensee store owners do not provide for any royalty or license fee to be paid to us. As part of our efforts to standardize wholesale pricing throughout the country, we began in July 2007 invoicing all of the store network and certain wholesale customers on a fully landed basis such that the invoice price includes the freight charge for delivery. This business change resulted in approximately $16,382 and $5,232 of additional reported revenue and selling, general and administrative expenses for 2008 and 2007, respectively.

Staff Accounting Bulletin No. 104: Revenue Recognition ("SAB 104") outlines the four basic criteria for recognizing revenue as follows: (1) Persuasive evidence of an arrangement exists, (2) Delivery has occurred or services have been rendered, (3) The seller's price to the buyer is fixed or determinable, and (4) Collectibility is reasonably assured. SAB 104 further asserts that if collectibility of all or a portion of the revenue is not reasonably assured, revenue recognition should be deferred until payment is received. In our judgment, collectibility is not reasonably assured when the decision has been made to exit a dealer. Currently, there are three dealers where revenue is being recognized on a cash basis. This resulted in deferred revenue of approximately $2,215 at November 29, 2008. There were no dealers that met this criteria in 2007.

(In thousands, except share and per share data)

Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with SFAS 109, "Accounting for Income Taxes". Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company provides valuation allowances against the net deferred tax asset for amounts that are not considered more likely than not to be realized.

Effective November 25, 2007, we adopted the provisions of FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109" ("FIN 48"), as described in Note 9 to the Consolidated Financial Statements. Significant judgment is required in evaluating our federal, state and foreign tax positions and in the determination of our tax provision. Despite our belief that our liability for unrecognized tax benefits is adequate, it is often difficult to predict the final outcome or the timing of the resolution of any particular tax matters. We may adjust these liabilities as relevant circumstances evolve, such as guidance from the relevant tax authority, our tax advisors, or resolution of issues in the courts. These adjustments are recognized as a component of income tax expense entirely in the period in which they are identified.

Shipping and Handling Costs

Costs incurred to deliver retail merchandise to customers are recorded in selling, general and administrative expense and totaled $2,371 for 2008, $2,300 for 2007, and $2,775 for 2006. In order to drive price consistency throughout the store network, in July 2007, we began invoicing all of the store network and certain other wholesale customers on a fully landed basis such that the invoice price includes the freight charge for delivery. This business change resulted in approximately $16,382 and $5,232 of additional reported revenue and selling, general and administrative expenses related to freight charges for the store network and certain other wholesale customers for 2008 and 2007 respectively.

Advertising

Costs incurred for producing and distributing advertising and advertising materials are expensed when incurred and are included in selling, general and administrative expenses. Advertising costs totaled $11,014, $12,482, and $11,194 in 2008, 2007, and 2006, respectively.

Fair Value of Financial Instruments

Our financial instruments include cash and cash equivalents, accounts receivable, notes receivable, investment securities, cost and equity method investments, accounts payable and long-term debt. Because of their short maturity, the carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value. Our cost and equity method investments generally involve entities for which it is not practical to determine fair values. The carrying amounts of notes receivable approximate fair value as the effective rates for these instruments are comparable to market rates at year-end.

Business Insurance Reserves

We have self-funded insurance programs in place to cover workers' compensation and health insurance claims. These insurance programs are subject to various stop-loss limitations and are partially re-insured through

(In thousands, except share and per share data)

a captive insurance program. We accrue estimated losses using historical loss experience. Although we believe that the insurance reserves are adequate, the reserve estimates are based on historical experience, which may not be indicative of current and future losses. We adjust insurance reserves, as needed, in the event that future loss experience differs from historical loss patterns.

Variable Interest Entities

In 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46R"), which addresses the consolidation of certain business enterprises ("variable interest entities" or "VIEs"), to which the usual condition of consolidation, a controlling financial interest, does not apply. FIN 46R requires an entity to assess its equity investments, among other interests, to determine if they are variable interest entities. As defined in FIN 46R, VIEs are contractual, ownership or other interests in entities that change with the changes in the entities' net asset value. Variable interests in an entity may arise from guarantees, leases, borrowings and other arrangements with the VIE. An entity that will absorb a majority of the variable interest entity's expected losses or expected residual returns, as defined in FIN 46R, is considered the primary beneficiary of the VIE. Under FIN 46R, the primary beneficiary must include the VIE's assets, liabilities and results of operations in its consolidated financial statements.

We analyzed our licensees under the requirements of FIN 46R. All of these licensees operate as Bassett Furniture Direct stores and are furniture retailers. We sell furniture to these licensees, and in some cases have extended credit beyond normal terms, made lease guarantees, guaranteed loans, or loaned directly to the licensees. Consistent with our critical accounting policies, we have recorded reserves for potential exposures related to these licensees. See Note 16 for disclosure of leases, lease guarantees and loan guarantees. Based on financial projections and best available information, substantially all licensees have sufficient equity to carry out their principal operating activities without subordinated financial support. We completed our assessment for other potential VIEs, and concluded that these entities were not required to be consolidated by us. Since adoption of FIN 46R, we have and will continue to reassess the status of potential VIEs including when facts and circumstances surrounding each potential VIE change.

Recent Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"). This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FAS 109, "Accounting for Income Taxes." This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted the provisions of this interpretation effective November 25, 2007. The adoption of FIN 48 resulted in a non-cash transition (cumulative effect of a change in accounting principle) adjustment of $746 which was recorded as a decrease to beginning retained earnings.

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157" or "the Standard"). The Standard defines fair value, provides a consistent framework for measuring fair value under accounting principles generally accepted in the United States and expands fair value financial statement disclosure requirements. SFAS 157 does not require any new fair value measurements. It only applies to accounting pronouncements that already require or permit fair value measures, except for standards that relate to share-based payments (SFAS 123R, Share Based Payment.) The standard is effective for fiscal years beginning after November 15, 2007. Effective November 25, 2007, we adopted the

(In thousands, except share and per share data)

provisions of SFAS 157 and recorded a fair value adjustment of $304 to properly state the net asset value of funds within the Bassett Industries Alterative Asset Fund, due to liquidation restrictions on those funds.

In December 2007, the Financial Accounting Standards Board issued SFAS No. 141 (Revised 2007), "Business Combinations" ("SFAS 141R" or "the Standard"). SFAS 141R establishes principles and requirements for how an acquiring entity recognizes and measures identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and any acquired goodwill. The Standard also establishes disclosure requirements that will enable users to evaluate the nature and financial effects of the business combination. It is effective for business combinations that occur during or after fiscal years that begin after December 15, 2008. This statement will be effective for us in fiscal 2010. We are currently evaluating the impact SFAS 141R will have on our financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Inventories

Inventories consist of the following:

	November 29, 2008	November 24, 2007
Finished goods	$28,572	$36,102
Work in process	251	247
Raw materials and supplies	7,853	7,887
Retail merchandise	14,561	13,723
Total inventories on first-in, first-out cost method	51,237	57,959
LIFO adjustment	(7,393)	(7,409)
	$43,844	$50,550

During 2007, we liquidated certain LIFO inventories, which decreased cost of sales by $3,440. We source a significant amount of our wholesale product from other countries. During 2008, we purchased $17,637 and $12,050 from two vendors, respectively, located in China.

4. Property and Equipment

	November 29, 2008	November 24, 2007
Land	$ 12,299	$ 9,195
Buildings and leasehold improvements	62,243	57,825
Machinery and equipment	81,526	86,975
	156,068	153,995
Less accumulated depreciation	(98,913)	(100,770)
	$ 57,155	$ 53,225

(In thousands, except share and per share data)

Depreciation expense for property and equipment was $5,979, $6,625, and $7,142, in 2008, 2007, and 2006, respectively. Net book value of property and equipment utilized by Company-owned stores for 2008, 2007 and 2006, was $32,048, $28,552 and $25,243, respectively.

5. Investments and Fair Value Disclosures

Our investments consist of a 99.8% interest in the Alternative Asset Fund with a value of $23,053 and $51,779 and a portfolio of marketable securities with a value of $12,007 and $25,145 as of November 29, 2008 and November 24, 2007, respectively. Collectively, these are recorded in our consolidated balance sheet under the caption of investments.

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157" or "the Standard"). The Standard defines fair value, provides a consistent framework for measuring fair value under accounting principles generally accepted in the United States and expands fair value financial statement disclosure requirements. SFAS 157 does not require any new fair value measurements. It only applies to accounting pronouncements that already require or permit fair value measures, except for standards that relate to share-based payments (SFAS 123R, Share Based Payment.)

SFAS 157's valuation techniques are based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect our market assumptions. The Standard classifies these inputs into the following hierarchy:

Level 1 Inputs—Quoted prices for identical instruments in active markets.

Level 2 Inputs—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Inputs—Instruments with primarily unobservable value drivers.

The standard is effective for fiscal years beginning after November 15, 2007. Effective November 25, 2007, we adopted the provisions of SFAS 157.

The Alternative Asset Fund commenced operations on July 1, 1998. Private Advisors, L.L.C. is the general partner (General Partner) of the Alternative Asset Fund. Bassett and the General Partner are the only two partners. The objective of the Alternative Asset Fund is to achieve consistent positive returns, while attempting to reduce risk and volatility, by placing its capital with a variety of hedge funds and experienced portfolio managers. Such hedge funds and portfolio managers employ a variety of trading styles or strategies, including, but not limited to, convertible arbitrage, merger or risk arbitrage, distressed debt, long/short equity, multi-strategy and other market—neutral strategies. The General Partner has discretion to make all investment and trading decisions, including the selection of investment managers. The General Partner selects portfolio managers on the basis of various criteria, including, among other things, the manager's investment performance during various time periods and market cycles, the fund's infrastructure, and the manager's reputation, experience, training and investment philosophy. Typically, the General Partner requires that each portfolio manager have a substantial personal investment in the investment program. Our investment in the Alternative Asset Fund, which totaled $23,053 at November 29, 2008, includes investments in various other private limited partnerships, which contain contractual commitments with elements of market risk.

These contractual commitments, which include fixed-income securities and derivatives, may involve future settlements, which give rise to both market and credit risk. The investment partnership's exposure to market risk

(In thousands, except share and per share data)

is determined by a number of factors, including the size, composition, and diversification of positions held, volatility of interest rates, market currency rates, and liquidity. We account for the investments by marking them to market value each month based on the net asset values provided by the General Partner. The hedge funds and portfolio managers provide the General Partner with estimated net asset values on a monthly basis that represents the amount the partnership would receive if it were to liquidate its investments in the investee funds.

We are entitled to affect partial withdrawals from our capital account at the end of any calendar quarter or calendar year subject to the withdrawal provisions and notice periods required by the underlying managers. These notice periods range from sixty-five days to six months and may be subject to lockup periods of up to one year. However, we have requested our general partner to attempt to liquidate all of our investments in the Alternative Asset Fund. During the third quarter of 2008, we received all of our investment in the Drawbridge Special Opportunities Fund, L.P. for the stated net asset value of $12,650. During the last half of 2008, we also received $5,600 from the HBK Fund, L.P. Due to the level of redemption requests, we have been informed that the remainder of the HBK Fund, L.P. should be redeemed over the next two years. We also have been informed that due to the magnitude of other redemption requests on the DB Zwirn Special Opportunities Fund, L,P., it is likely that it will be two to three years before our investment is fully redeemed. We expect to receive the total stated net asset value for the Zwirn investment. We also expect to receive a significant portion of our investment in Styx Partners, L.P. early in 2009 with the remainder to be received by the end of 2009. Due to the liquidation restrictions imposed on all of the remaining assets, we have determined that a discount to the stated net asset values is necessary to reflect the fair value as proscribed by SFAS No. 157. Consequently, we recorded a fair value adjustment of $66 as of November 29, 2008. Investment balances by fund are presented below.

	November 29, 2008	November 24, 2007
Styx Partners, L.P.	$13,461	$13,974
HBK Fund, L.P.	6,022	13,589
Drawbridge Special Opportunities Fund, L.P.	—	12,400
DB Zwirn Special Opportunities Fund, L.P.	3,254	5,735
Cash and Other	316	98
Contrarian Capital Trade Claims, L.P.	—	5,983
	$23,053	$51,779

The fair values of our marketable securities and our investment in the Alternative Asset Fund based on the level of inputs are summarized below:

	November 29, 2008			
	Fair Value Measurements Using			Assets at Fair Value
	Level 1	Level 2	Level 3	
Assets				
Marketable Securities	$12,007	—	—	$12,007
Investment in Alternative Asset Fund	—	—	23,053	23,053
Total Assets	$12,007	—	$23,053	$35,060

(In thousands, except share and per share data)

The table below provides a reconciliation of all assets measured at fair value on a recurring basis which use level three or significant unobservable inputs for the period of November 24, 2007 to November 29, 2008.

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3 Inputs)
	Investment in Fund
Balance at November 24, 2007	$ 51,779
Total losses included in earnings related to changes in underlying net assets	(5,319)
Tax withholdings by general partner	(91)
Total losses included in earnings related to liquidity discount	(66)
Redemptions	(23,250)
Transfers in and/or out of Level 3	—
Balance November 29, 2008	$ 23,053

Of the $(5,319) losses from the underlying net assets noted above, $(4,576) of those losses relate to fund assets that remain in the Alternative Asset Fund as of November 29, 2008.

Earnings from the Alternative Asset Fund were $3,024 and $5,162 for 2007 and 2006, respectively.

We have $12,007 of marketable securities consisting of a combination of equity and fixed income securities. We classify our marketable securities as available-for-sale, which are reported at fair value. Unrealized holding gains and losses, net of the related income tax effect, on available-for-sale securities are excluded from income and are reported as other comprehensive income in stockholders' equity. Realized gains and losses from securities classified as available-for-sale are included in income. We determine the fair value of our marketable securities based on quoted market prices. The adoption of SFAS 157 had no effect on the valuation of our marketable securities.

Although we have the ability to buy and sell the individual marketable securities, we are required to maintain a certain dollar amount in those brokerage accounts subject to the Securities Account Control Agreement as part of the revolving credit facility (see also Note 10 to the Consolidated Financial Statements).

Cost and unrealized holding gains (losses) of marketable securities are as follows:

	November 29, 2008	November 24, 2007
Fixed income securities	$ 1,446	$ 1,361
Equity securities	10,992	19,371
Total cost	12,438	20,732
Unrealized holding gains (losses)	(431)	4,413
Fair value	$12,007	$25,145

Of our $1,446 in fixed income securities, $434 matures in less than five years with the remainder being of a more long-term nature, maturing in greater than 20 years.

(In thousands, except share and per share data)

The realized earnings from our marketable securities portfolio which includes realized gains and losses and dividend and interest income were $1,447, $2,897 and $2,121 for 2008, 2007 and 2006, respectively, and are recorded in income (loss) from investments in our consolidated statement of operations. The change in unrealized holding gains (losses) of $(4,844), $(1,045) and $1,314, is recorded in accumulated other comprehensive income, net of taxes of $1,893 for 2008, $212 for 2007, and $(441) for 2006.

Our unrealized gains and losses as of November 29, 2008 consisted of the following:

	Market Value	Cost Basis	Unrealized Gain (Loss)
Securities in a gain position	$ 3,816	$ 3,225	$ 591
Securities where market value and cost basis are the same	4,585	4,585	—
Securities in a loss position	3,606	4,628	(1,022)
Total	$12,007	$12,438	$ (431)

Securities in an unrealized loss position in 2007 were not significant.

In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", we review our marketable securities to determine whether a decline in fair value of a security below the cost basis is other than temporary. Should the decline be considered other than temporary, we writedown the cost basis of the security and include the loss in current earnings as opposed to an unrealized holding loss. Due to the significant decline in the financial markets during the fiscal fourth quarter, many of our holdings sustained significant losses. Consequently, we recorded $3,296 in losses in our consolidated statement of operations in 2008.

6. Income from the Continued Dumping and Subsidy Offset Act

In 2000, the United States Congress passed the Continued Dumping and Subsidy Offset Act (CDSOA). The Act requires that revenues from antidumping and countervailing duties on designated imports be distributed, on an annual basis, to the domestic producers that were either petitioners or interested parties supporting the petition that resulted in duties being levied. The CDSOA originally targeted the steel industry and eventually spread to other industries, including the furniture industry, specifically targeting wooden bedroom furniture produced in China. We supported the petition on wooden bedroom furniture produced in China. We recognized $2,122, $2,135 and $1,549 of CDSOA income in 2008, 2007, and 2006, respectively.

In early 2006, legislation was enacted that ends CDSOA distributions for monies collected after September 30, 2007. Therefore, we expect that distributions after 2008 will be reduced and will eventually cease.

7. Goodwill

We had $532 and $3,548 of goodwill as of November 29, 2008 and November 24, 2007, respectively, recorded as part of other long-term assets in the accompanying consolidated balance sheets.

We performed our annual goodwill impairment review as of the beginning of our fiscal fourth quarter. Based on our discounted cash flow analysis, the sharp decline in our market capitalization over the last half of the year and the continuing recessionary environment for the home furnishings industry, we concluded that our goodwill was impaired and recorded a charge of $3,548 in restructuring, impaired asset charges and other unusual gains, net in our consolidated statement of operations. See also Note 13 to the Consolidated Financial Statements.

(In thousands, except share and per share data)

The carrying value of our goodwill by reporting unit and the activity for fiscal 2008 and 2007 is as follows:

	Wholesale	Retail	Real Estate/ Investments	Total
Balance as of November 25, 2006	$ 3,463	$—	$—	$ 3,463
Goodwill from acquisitions	120			120
Other activity	(35)		—	(35)
Balance as of November 24, 2007	3,548	—	—	3,548
Goodwill from store acquisition	383	149		532
Impairment charge	(3,548)		—	(3,548)
Balance as of November 29, 2008	$ 383	$149	$—	$ 532

Effective November 1, 2008, we acquired the operations of our licensee stores in the Washington, DC market and recorded $532 in goodwill for the excess of the purchase price of the assets over their fair value. The acquisition was funded through a combination of the existing licensee's accounts receivable and the assumption certain debt of the licensee.

On November 1, 2007, we announced the acquisition of the operations of two stores in the Charleston, South Carolina area from a former licensee and that we had begun the process of acquiring the land and buildings for those stores. During the first quarter of 2008, we completed the acquisition of the land and buildings for $6,800. We funded the acquisition through additional real estate debt of approximately $5,000 and the use of preexisting accounts receivable from the former licensee. There was no goodwill associated with this acquisition.

8. Unconsolidated Affiliated Companies

International Home Furnishings Center

The International Home Furnishings Center ("IHFC") owns and leases showroom space in High Point, North Carolina. Our ownership interest is 46.9% and is accounted for using the equity method. Our investment reflects a credit balance due to our cumulative receipt of dividends exceeding our cumulative portion of IHFC's earnings. The credit balance was $11,910 and $12,244 at November 29, 2008 and November 24, 2007, respectively, and is reflected in the liabilities section in the accompanying consolidated balance sheets. This negative book value resulted from IHFC's refinancing of its real estate based on the market value of the property and using the proceeds to pay a special dividend to its owners. The carrying value of our investment in IHFC is greater than the underlying deficit in the IHFC financial statements by $17,055.

Our share of earnings which is recorded in income from unconsolidated affiliated companies, net in our consolidated statement of operations and dividends from this investment were as follows:

	Earnings Recognized	Dividends Received
Fiscal 2008	$6,425	$6,091
Fiscal 2007	6,316	6,091
Fiscal 2006	6,666	6,560

(In thousands, except share and per share data)

Summarized financial information for IHFC is as follows:

	2008	2007	2006
Current assets	$ 14,154	$ 16,935	$ 19,871
Non-current assets	46,777	48,284	47,535
Current liabilities	12,206	15,243	19,566
Long-term liabilities	110,485	112,625	110,906
Revenues	45,718	47,089	46,764
Net income	13,713	13,570	14,198

Based on current and expected future earnings of IHFC, we believe that the market value of this investment is positive and substantially greater than its book value of negative $11,910 at November 29, 2008.

We also lease 28,576 square feet of showroom space from IHFC at what we believe to be competitive market rates.

Other affiliates

We own 49% of Zenith Freight Lines, LLC, ("Zenith") which hauls freight for many of our customers. Our investment balance was $4,718 at November 29, 2008 and $4,842 at November 24, 2007 and is recorded in other long-term assets. Company-owned retail stores paid Zenith approximately $4,177, $3,518, and $3,700, for freight expense in 2008, 2007, and 2006, respectively. We recorded the following losses in income from unconsolidated affiliated companies, net in our consolidated statements of operations:

	2008	2007	2006
Losses incurred	$(125)	$(422)	$(248)

On February 28, 2007, we entered into an agreement with BFD Northeast, LLC ("BFDNE") whereby we contributed our 30% interest in BFDNE to BFDNE in exchange for certain assets (primarily inventory and leasehold improvements) of BFDNE's two stores in Boston, Massachusetts with an estimated fair value of $2,031, and the assumption of $770 of BFDNE's outstanding bank debt. As part of the transaction, we also restructured amounts BFDNE previously owed us including converting $3,400 of accounts receivable into a long-term note receivable. No goodwill or identified intangible assets were recorded as part of this transaction. The consolidated statements of operations include the results of these two stores since March 1, 2007.

Prior to the BFDNE transaction, we accounted for our 30% investment in BFDNE using the equity method of accounting. Accordingly, we recorded the following losses in income from unconsolidated affiliated companies, net in our consolidated statements of operations:

	2008	2007	2006
Losses incurred	$—	$(595)	$(1,954)

(In thousands, except share and per share data)

9. Income Taxes

A reconciliation of the statutory federal income tax rate and the effective income tax rate, as a percentage of income before income taxes, is as follows:

	November 29, 2008	November 24, 2007	November 25, 2006
Statutory federal income tax rate	(34.0)%	(35.0)%	35.0%
Dividends received deduction	(8.2)	(13.9)	(33.2)
Adjustment to deferred tax asset related to LRG investment becoming wholly owned	—	17.1	—
Goodwill impairment	5.2	—	7.4
Change in income tax valuation allowance	98.2	1.9	6.3
Adjustment to earnings of affiliates	12.5	—	—
Change in income tax reserves	(0.7)	0.6	1.1
State income tax, net of federal benefit	(2.6)	(1.5)	—
Other	1.9	1.7	(0.7)
Effective income tax rate	72.3%	(29.1)%	15.9%

The components of the income tax provision (benefit) are as follows:

	November 29, 2008	November 24, 2007	November 25, 2006
Current:			
Federal	$ (740)	$(2,012)	$ 1,608
State	282	916	855
Deferred:			
Federal	14,512	(2,417)	(1,411)
State	2,891	(546)	(26)
Total	$16,945	$(4,059)	$ 1,026

(In thousands, except share and per share data)

The income tax effects of temporary differences and carryforwards, which give rise to significant portions of the deferred income tax assets and deferred income tax liabilities, are as follows:

	November 29, 2008	November 24, 2007
Deferred income tax assets:		
Trade accounts receivable	$ 4,359	$ 2,988
Inventories	1,969	1,600
Property and equipment	2,031	1,561
Notes receivable	1,217	633
Retirement benefits	5,269	5,888
Federal net operating loss and credit carryforwards	827	—
State net operating loss carryforwards	2,153	1,227
Unrealized holding losses, net	168	—
Other than temporary impairment of marketable securities	891	—
Unrealized loss from affiliates, net	4,473	3,270
Lease termination accruals	871	843
Other	1,122	771
Gross deferred income tax assets	25,350	18,781
Valuation allowance	(24,430)	(1,047)
Total deferred income tax assets	920	17,734
Deferred income tax liabilities:		
Prepaid expenses and other	148	110
Unrealized holding gains, net	—	1,721
Total gross deferred income tax liabilities	148	1,831
Net deferred income tax assets	$ 772	$15,903

In accordance with SFAS No. 109 "Accounting for Income Taxes" (SFAS No. 109), we evaluate our deferred income tax assets quarterly to determine if valuation allowances are required or should be adjusted. SFAS No. 109 requires that companies assess whether valuation allowances should be established against their deferred tax assets based on consideration of all available evidence, both positive and negative, using a "more likely than not" standard. Due to the losses in the fourth quarter of 2008, we are in a cumulative loss position for the past three years which is considered significant negative evidence that is difficult to overcome on a "more likely than not" standard through objectively verifiable data. While our long-term financial outlook remains positive and we have certain strategies that could produce future taxable income and depending on timing, may help us to realize our deferred tax assets. However, we concluded that our ability to rely on our long-term outlook and forecasts as to future taxable income was limited. Due to the weight of the negative evidence, including the cumulative losses and a market capitalization well below our book value, we recorded a $23,383 charge to establish a valuation allowance against substantially all of our deferred tax assets during the fourth quarter of 2008. We will continue to evaluate the need for the allowance on a quarterly basis and if additional positive evidence is obtained (such as the Company returning to profitability), the valuation allowance could decrease.

We have a federal net operating loss carryforward for tax purposes of $1,882 to offset future taxable income which expire in 2028. We also have state net operating loss carryforwards available to offset future taxable state income of $41,826, which expire in varying amounts between 2009 and 2028. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards.

(In thousands, except share and per share data)

During the fourth quarter of 2007, we recorded a pretax charge of $2,154 related to a settlement and debt restructuring with the minority interest parties of LRG Furniture, LLC. As part of the settlement and debt restructuring, we purchased the remaining 20% interest in LRG and restructured certain debt obligations to be paid out over the next six years. In conjunction with the acquisition, the Company recorded a tax charge of $2,383 associated with the write-off of deferred tax assets due to the termination of the LRG partnership.

Income taxes paid, net of refunds received, during 2008, 2007, and 2006 were $295, $1,785, and $3,579, respectively.

Effective November 25, 2007, we adopted Financial Accounting Standards Board ("FASB") Interpretation No. ("FIN") 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes", which provides a comprehensive model for the recognition, measurement, presentation, and disclosure in a company's financial statements of uncertain tax positions taken, or expected to be taken, on a tax return. Under FIN 48, if an income tax position exceeds a more likely than not (i.e. greater than 50%) probability of success upon tax audit, based solely on the technical merits of the position, the company is to recognize an income tax benefit in its financial statements. The tax benefits recognized are to be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. If it is not more likely than not that the benefit will be sustained on its technical merits, no benefit is to be recorded. Uncertain tax positions that relate only to timing of when an item is included on a tax return are considered to have met the recognition threshold for purposes of applying FIN 48. Therefore, if it can be established that the only uncertainty is when an item is taken on a tax return, such positions have satisfied the recognition step for purposes of FIN 48 and uncertainty related to timing should be assessed as part of measurement. FIN 48 requires that a liability associated with an unrecognized tax benefit be classified as a long-term liability, except for the amount for which a cash payment is expected to be made within one year. Further, companies are required to accrue interest and related penalties, if applicable, on all tax exposures consistent with the respective jurisdictional tax laws.

The adoption of FIN 48 resulted in a non-cash transition (cumulative effect of a change in accounting principle) adjustment of $746 which was recorded as a decrease to beginning retained earnings. The transition adjustment is a result, primarily, of tax positions associated with state income tax exposures and interest on certain temporary differences. Our continuing practice is to recognize interest and penalties related to income tax matters as a component of income tax expense.

As of the adoption date of FIN 48, we had unrecognized income tax benefits totaling $1,687, of which $902 would impact our effective income tax rate if recognized.

Unrecognized tax benefits at November 25, 2007	$1,687
Gross increases	19
Gross decreases	(118)
Balance at November 29, 2008	$1,588

We recognize interest and penalties related to unrecognized tax benefits in income tax expense. During 2008, we recognized $54 of interest expense recovery and $22 of penalty expense recovery related to the unrecognized benefits noted above in our consolidated statement of operations. The consolidated balance sheet includes accrued interest of $318 and penalties of $184 due to unrecognized tax benefits.

Significant judgment is required in evaluating the Company's federal and state tax positions and in the determination of its tax provision. Despite our belief that the liability for unrecognized tax benefits is adequate, it

(In thousands, except share and per share data)

is often difficult to predict the final outcome or the timing of the resolution of any particular tax matter. We may adjust these liabilities as relevant circumstances evolve, such as guidance from the relevant tax authority, or resolution of issues in the courts. These adjustments are recognized as a component of income tax expense entirely in the period in which they are identified. The Company also cannot predict when or if any other future tax payments related to these tax positions may occur.

Currently, there are no examinations in process of any of the Company's income tax returns. We remain subject to examination for tax years 2005 through 2007 for all of our major tax jurisdictions.

10. Real Estate Notes Payable and Other Long-Term Debt

Certain of our retail real estate properties have been financed through commercial mortgages which are payable over periods of six to twenty years and have interest rates ranging from 6.73% to 9.18%. These mortgages are collateralized by the respective properties with net book value of $32,258 at November 29, 2008. The current portion of these mortgages, $812 and $672 as of November 29, 2008 and November 24, 2007, respectively, has been included as a current liability in other accrued liabilities in the accompanying consolidated balance sheet. The long-term portion, $21,346 and $18,850 as of November 29, 2008, and November 24, 2007, respectively, is presented as real estate notes payable in the consolidated balance sheet. The fair value of our real estate notes payable is $20,036. Our weighted average interest rate is 7.81%. Interest paid on our mortgages during 2008, 2007 and 2006 was $1,775, $1,587 and $1,293, respectively.

Maturities of real estate notes payable are as follows:

2009	$ 812
2010	8,468
2011	5,542
2012	274
2013	3,122
Thereafter	3,940
	$22,158

We amended our existing revolving credit facility in August 2008 by increasing the amount available, extending the maturity date an additional two years and amending certain covenants. The credit facility, as amended, provides for borrowings of up to $45,000 at a variable interest rate of LIBOR plus 1.75% (3.66% on November 29, 2008). The facility is secured by a pledge of certain of our marketable securities and substantially all of our receivables and inventories. Borrowings under the facility, which matures November 30, 2010, totaled $19,000 and $10,000 at November 29, 2008, and November 24, 2007, respectively. After coverage for letters of credit and certain loan guarantees, we had $10,554 available for borrowing under the facility at November 29, 2008. To the extent the value of the marketable securities falls below $16,000, our Borrowing Base, as defined, is decreased by 125% of the difference between $16,000 and the actual value of those securities.

This facility contains, among other provisions, certain defined financial requirements including a maximum ratio of debt to equity and a minimum level of net worth. Due to the charges recorded in the fourth quarter of 2008, the Company's net worth decreased below the levels specified in the revolving credit facility. Subsequent to year end, the Company received a waiver of the violation from its bank and a reduction of the net worth covenant requirements for fiscal 2009 and 2010. The other relevant terms in the facility including the interest rate were not significantly amended.

Total interest paid during 2008, 2007 and 2006 was $2,662, $2,774 and $2,166, respectively.

(In thousands, except share and per share data)

11. Post-Employment Benefit Obligations

Supplemental Retirement Income Plan

We have an unfunded Supplemental Retirement Income Plan (the "Supplemental Plan") that covers one current and certain former executives. Upon retirement, the Supplemental Plan provides for lifetime monthly payments in an amount equal to 65% of the participant's final average compensation as defined in the Supplemental Plan, which amount is reduced by certain social security benefits to be received and other benefits provided by us. The Supplemental Plan also provides a death benefit that is divided into (a) prior to retirement death, which pays the beneficiary 50% of final average annual compensation for a period of 120 months, and (b) post-retirement death, which pays the beneficiary 200% of final average compensation in a single payment. We own life insurance policies with a current net death benefit of $6,342 on these executives and expect to substantially fund this death benefit through the proceeds received upon the death of the executive. Funding for the remaining cash flows is expected to be provided through operations. There are no benefits payable as a result of a termination of employment for any reason other than death or retirement, other than a change of control provision which provides for the immediate vesting and payment of the retirement benefit under the Supplemental Plan in the event of an employment termination resulting from a change of control.

Summarized information for the plan measured as of the end of each year presented, is as follows:

	2008	2007
Change in benefit obligation:		
Projected benefit obligation at beginning of year	$ 12,034	$ 12,819
Service cost	54	101
Interest cost	632	676
Actuarial losses (gains)	(953)	(579)
Benefits paid	(1,096)	(983)
Projected benefit obligation at end of year (Funded Status)	$ 10,671	$ 12,034
Accumulated Benefit Obligation	$ 10,412	$ 11,634
Amounts recognized in the consolidated balance sheet:		
Current liabilities	$ (1,189)	$ (984)
Noncurrent liabilities	(9,482)	(11,050)
	$(10,671)	$(12,034)
Amounts recognized in accumulated other comprehensive income:		
Transition obligation	$ 424	$ 455
Actuarial (gain) loss	(111)	842
Net amount recognized	$ 313	$ 1,297
Total recognized in net periodic benefit cost and accumulated other comprehensive income:	$ 120	$ 1,404

(In thousands, except share and per share data)

	2008	2007	2006
Components of net periodic pension cost:			
Service cost	$ 54	$ 101	$ 89
Interest cost	632	676	631
Amortization of transition obligation	42	42	42
Amortization of unrecognized actuarial loss	—	12	—
Net periodic pension cost	$ 728	$ 831	$ 762
Assumptions used to determine net periodic pension cost:			
Discount rate	6.25%	5.50%	5.75%
Increase in future compensation levels	3.00%	3.00%	6.00%
Estimated future benefit payments (with mortality):			
Fiscal 2009	1,189		
Fiscal 2010	1,155		
Fiscal 2011	1,115		
Fiscal 2012	1,074		
Fiscal 2013	1,029		
Fiscal 2014 through 2018	4,388		

Deferred Compensation Plan

We have an unfunded Deferred Compensation Plan that covers one current and certain former executives and provides for voluntary deferral of compensation. This plan has been frozen with no additional participants or benefits permitted. We recognized expense of $456, $450, and $454 in fiscal 2008, 2007, and 2006, respectively, associated with the plan. Our liability under this plan was $3,347 and $3,443 as of November 29, 2008 and November 24, 2007, respectively, and is reflected in post employment benefit obligations.

Defined Contribution Plan

We have a qualified defined contribution plan (Employee Savings/Retirement Plan) that covers substantially all employees who elect to participate and have fulfilled the necessary service requirements. Prior to October 1, 2006, employee contributions to the Plan were matched by us at the rate of 115% of the first 2% through 5% of the employee's contribution, based on years of service. Beginning October 1, 2006, employee contributions are matched at the rate of 50% of up to 8% of gross pay, regardless of years of service. The Plan incorporates provisions of Section 401(k) of the Internal Revenue Code. Employer matching contributions to the Plan for 2008, 2007, and 2006 were approximately $636, $783, and $875, respectively.

12. Capital Stock and Stock Compensation

In the first quarter of fiscal 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-Based Payment, ("SFAS No. 123R") which revises SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" for our stock-based employee and director compensation plans. SFAS 123R requires recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements over the period the employee is required to perform the services in exchange for the award (presumptively the vesting period). The Company's results of operations for the years ending November 29, 2008, November 24, 2007 and November 25, 2006, include $252, $228 and $151, respectively, of compensation expense related to restricted stock and stock options.

(In thousands, except share and per share data)

We had a Long Term Incentive Stock Option Plan that was adopted in 1993 (the "1993 Plan") and expired in 2003. Under the 1993 Plan, we had reserved for issuance 450,000 shares of common stock. Options outstanding under the 1993 Plan expired at various dates through 2007. Under the Employee Stock Plan adopted in 1997 (the "1997 Plan"), we reserved for issuance 950,000 shares of common stock. In addition, the terms of the 1997 Plan allow for the re-issuance of any stock options which have been forfeited before being exercised. An additional 500,000 shares of common stock were authorized for issuance in 2000. Options granted under the 1997 Plan may be for such terms and exercised at such times as determined by the Organization, Compensation, and Nominating Committee of the Board of Directors. Vesting periods typically range from one to three years. No shares are available for grant under the plan at November 29, 2008.

We had a Stock Plan for Non-Employee Directors, adopted in 1993 and amended in 2000, which expired in 2003. Under this stock option plan, we reserved for issuance 125,000 shares of common stock, including an additional 50,000 shares of common stock that were authorized for issuance in 2001. No shares were available for grant under the plan at November 29, 2008. These options are exercisable for 10 years commencing six months after the date of grant.

During 2005, we adopted a Non-Employee Directors Stock Incentive Plan (the "Incentive Plan"). The Incentive Plan authorized incentive awards in the form of restricted stock or stock grants. All Directors of the Company who are not full-time employees of the Company are eligible to receive incentive awards under the Incentive Plan. There were 100,000 shares of common stock reserved for grant under the Incentive Plan. Shares available for grant under the Incentive Plan were 74,074 and 82,705 at November 29, 2008 and November 24, 2007, respectively.

Option activity under the foregoing plans is as follows:

	Number of shares	Weighted average price per share
Outstanding at November 26, 2005	1,326,410	$20.54
Granted	150,000	16.96
Exercised	(22,500)	15.83
Forfeited	(38,000)	23.67
Outstanding at November 25, 2006	1,415,910	20.15
Granted	213,500	11.71
Exercised	(19,000)	13.79
Forfeited	(119,725)	24.83
Outstanding at November 24, 2007	1,490,685	18.64
Granted	—	—
Exercised	(1,000)	10.54
Forfeited	(258,047)	29.71
Outstanding at November 29, 2008	1,231,638	$16.33
Exercisable at November 29, 2008	1,014,311	$16.94
Exercisable at November 24, 2007	1,164,685	$20.08
Exercisable at November 25, 2006	1,262,577	$20.54

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model. The risk free rate is based on the U.S. Treasury rate for the expected life at the time of grant, volatility is based on the average long-term implied volatilities of peer companies, the expected life is based on the estimated

(In thousands, except share and per share data)

average of the life of options, and forfeitures are estimated on the date of grant based on certain historical data. No options were granted in 2008. The weighted average for key assumptions used in determining the fair value of options granted during 2007 and 2006 are as follows:

	2007	2006
Expected life of options in years	5	5
Risk-free interest rate	4.2%	5.1%
Expected volatility	25.0%	30.0%
Dividend yield	7.0%	4.5%

As of November 29 2008 and November 24, 2007, there were 217,327 and 326,000 unvested stock options, respectively, and $394 and $640, respectively, of total unrecognized compensation cost related to nonvested stock options granted under the Plans. Substantially all of these options vest over four years with 25% vesting on each anniversary date. Compensation expense is recognized using the straight-line method. The weighted average grant date fair value of these unvested options at November 29, 2008 and November 24, 2007 was $2.22. As of November 29, 2008 and November 24, 2007, there were 1,014,311 and 1,164,685 vested stock options with a weighted average grant date fair value of $4.27 and $5.43, respectively. The weighted average grant date fair value of forfeited options during 2008 and 2007 was $8.63 and $6.90, respectively.

The weighted average fair value of options granted during 2007 was $1.44. There were no options granted during 2008. The aggregate intrinsic value of options exercised during 2008 and 2007 was $1 and $50, respectively. The aggregate intrinsic value of options outstanding and exercisable at November 29, 2008 and November 24, 2007 was $0.

We implemented an Employee Stock Purchase Plan ("ESPP") in the fourth quarter of fiscal year 2000. This plan allows eligible employees to purchase a limited number of shares of our stock at 85% of market value. Under the plan we sold 25,308 16,882, and 14,213 shares to employees in 2008, 2007 and 2006, respectively, which resulted in an immaterial amount of compensation expense.

We issued 7,800 shares of restricted stock in 2006, under the 1997 Plan. These shares vest over a two year period with half vesting after one year of service and the other half vesting after two years of service. As of November 29, 2008 and November 24, 2007, there was $2 and $38 of total unrecognized compensation expense related to the restricted shares.

For various price ranges, weighted-average characteristics of outstanding stock options at November 29, 2008, were as follows:

	Options Outstanding			Options Exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$ 9.68 — $12.90	170,000	7.3	$10.68	68,000	$10.72
$12.91 — $16.13	568,638	1.6	14.98	528,311	14.98
$16.14 — $19.35	161,500	6.1	16.91	86,500	16.89
$19.36 — $22.58	324,500	3.2	21.24	324,500	21.24
$22.59 — $25.80	7,000	0.1	22.73	7,000	22.73
	1,231,638			1,014,311	

(In thousands, except share and per share data)

13. Restructuring, asset impairment, and other charges

The following table summarizes the restructuring and other unusual charges (gains) by year:

	2008	2007	2006
Restructuring, impaired asset charges and unusual gains, net			
Impairment of goodwill (See note 7)	$ 3,548	$ —	$1,359
Impairment of leasehold improvements	624	975	—
Impairment of other intangibles	240	—	—
Asset impairment charge associated with the Bassett plant closure	—	3,609	—
Severance	—	960	—
Gain on sale of the airplane	(1,342)	—	—
	$ 3,070	$5,544	$1,359
Proxy defense costs	$ 1,418	$ —	$ —
Lease exit costs	$ 642	$2,297	$ —
LRG settlement and debt restructuring	$ —	$2,154	$ —

Fiscal 2008

The operating results for the year ended November 29, 2008 included several unusual pretax items. During the fourth quarter, we recorded a $3,548 charge for the impairment of goodwill related to our wholesale reporting unit (see also Note 7 to the Consolidated Financial Statements for further discussion). We also recorded an additional impairment charge of $240 related to other intangibles. During 2008, we also recorded $624 to write-off the leasehold improvements and $642 for lease exit costs related to the closure of a corporate retail store. As part of our cost-cutting efforts, we sold our former airplane for $2,092 and recorded a gain of $1,342. Finally, we incurred legal and other expenses of $1,418 related to the proxy contest with Costa Brava Partnership III L.P. during the second quarter of 2008.

Fiscal 2007

During the first quarter of 2007, we made the decision to cease operations at our wood manufacturing facility in Bassett, Virginia. The closure of the 323,000 square foot facility was completed during June of 2007 and affected approximately 280 employees. The Company has sourced the majority of the products previously produced at this facility from overseas suppliers, continued to produce certain custom bedroom products domestically and discontinued providing certain slower selling items. As a result of this decision, we recorded a $3,609 charge to write down the value of the plant and equipment and a $960 charge for severance benefits. We have disbursed all of the severance benefits.

During 2007, we also reduced our leased showroom space in the International Home Furnishings Center by approximately 60% and recorded a $975 charge to write-off the net book value of the corresponding capitalized tenant improvements.

As part of our expense reduction initiatives, we concluded during 2007 that four of our leased store locations would no longer be used by us as retail furniture locations. We have finalized sublease agreements for two of the stores thereby reducing our future cash outlays. Although no sublessee has been identified for the

(In thousands, except share and per share data)

other store leases, we are actively marketing these locations. In accordance with FASB Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", we recorded a $2,297 charge to recognize the future obligations associated with the leases, net of estimated sublease income.

During the fourth quarter of 2007, we recorded a pretax charge of $2,154 related to a settlement and debt restructuring with the minority interest partners of LRG Furniture, LLC. This $2,154 liability bears interest at 6.0% and is payable quarterly with principal amounts ranging from $50 to $75 depending on available cash flow, as defined, from LRG. The balance of the liability at November 29, 2008 is $1,954. As part of the settlement, we purchased the remaining 20% interest in LRG for an additional $100. In conjunction with the settlement and debt restructuring, we recorded a tax charge of $2,383 associated with the write-off of deferred taxes due to the termination of the LRG partnership.

Fiscal 2006

In 2006, we performed our annual goodwill impairment review and determined that the goodwill associated with our retail reporting unit was impaired and recorded a $1,359 charge to write-off all of the retail goodwill.

14. Contingencies

We are involved in various claims and actions, including environmental matters, which arise in the normal course of business. Although the final outcome of these matters cannot be determined, based on the facts presently known, it is our opinion that the final resolution of these matters will not have a material adverse effect on our financial position or future results of operations.

15. Leases, Lease Guarantees and Loan Guarantees

We lease land and buildings that are used in the operation of our Company-owned retail stores as well as in the operation of independent and partnership licensee BFD stores. Our decision to exercise renewal options is primarily dependent on the level of business conducted at the location and the profitability thereof. Some store leases contain contingent rental provisions based upon sales volume. Additionally, we lease showroom space from IHFC, which is priced at what we believe to be a market rate. Lease terms range from one to 15 years and generally have escalating rent provisions and renewal options of between five and 15 years. The following schedule shows future minimum lease payments under non-cancelable leases having remaining terms in excess of one year as of November 29, 2008:

2009	$15,848
2010	15,419
2011	14,538
2012	13,896
2013	11,695
Thereafter	25,377
	$96,773

Lease expense was $13,340, $12,679, and $11,507 for 2008, 2007, and 2006, respectively.

In addition to subleasing certain of these properties, we own retail real estate which we in turn lease to licensee operators of BFD stores. The following schedule shows minimum future rental income related to pass-

(In thousands, except share and per share data)

through rental expense on subleased property as well as rental income on real estate owned by Bassett, excluding subleases based on a percentage of sales.

2009	$ 5,748
2010	5,789
2011	5,418
2012	5,146
2013	4,872
Thereafter	10,809
	$37,782

Real estate expense (including lease costs, depreciation, insurance, and taxes), net of rental income, was $1,487 in 2008, $838 in 2007, and $775 in 2006 and is reflected in other expense, net in the accompanying consolidated statements of operations.

As part of the expansion strategy for our BFD program, we have guaranteed certain lease obligations and real estate loan obligations of licensee operators. Lease guarantees range from one to ten years. The guarantee party is generally required to make periodic fee payments to us in exchange for the guarantee. We were contingently liable under licensee lease obligation guarantees in the amount of $11,605 and $12,672 at November 29, 2008 and November 24, 2007, respectively.

We have also guaranteed loans of certain of our BFD dealers to finance initial inventory packages for those stores. Loan guarantees have three year terms, are collateralized by the inventory and generally carry a personal guarantee of the independent dealer. The total contingent liability with respect to these loan guarantees as of November 29, 2008, and November 24, 2007, was $7,869 and $9,056, respectively.

In the event of default by an independent dealer under the guaranteed lease or loan, we believe that the risk of loss is mitigated through a combination of options that include, but are not limited to, arranging for a replacement dealer, liquidating the collateral, and pursuing payment under the personal guarantees of the independent dealer. The proceeds of the above options are estimated to cover the maximum amount of our future payments under the guarantee obligations. The fair value of guarantees at November 29, 2008 and November 24, 2007, were $788 and $428, respectively, and are recorded in accrued liabilities in the accompanying consolidated balance sheets.

(In thousands, except share and per share data)

16. Earnings Per Share

The following table reconciles basic and diluted earnings per share:

	Shares	Net Income (loss)	Earnings (loss) Per Share
2008:			
Basic EPS	11,663,857	$(40,355)	$(3.46)
Effect of Options	—	—	—
Diluted EPS	11,663,857	$(40,355)	$(3.46)
2007:			
Basic EPS	11,810,055	$ (9,910)	$(0.84)
Effect of Options	—	—	—
Diluted EPS	11,810,055	$ (9,910)	$(0.84)
2006:			
Basic EPS	11,808,053	$ 5,429	$ 0.46
Effect of Options	93,530	—	—
Diluted EPS	11,901,583	$ 5,429	$ 0.46

Due to the net losses in 2008 and 2007, the potentially dilutive securities would have been antidilutive and are therefore excluded.

Options to purchase 1,231,638 shares of common stock in 2008, 1,490,685 shares of common stock in 2007 and 701,272 shares of common stock in 2006 were outstanding at the end of each such fiscal year and were excluded from the computation as their effect is antidilutive.

17. Segment Information

We have strategically aligned our business into three reportable segments: Wholesale, Retail and Investments/Real Estate. The wholesale home furnishings segment is involved principally in the design, manufacture, sourcing, sale and distribution of furniture products to a network of BFD stores (independently-owned stores, Company-owned retail stores and partnership licensees) and independent furniture retailers. Our wholesale segment includes our wood and upholstery operations as well as all corporate selling, general and administrative expenses. During the second quarter of 2006, we sold our contemporary furniture business (Weiman), which was previously included in this segment.

Our retail segment consists of Company-owned BFD and BHF stores. Our retail segment includes the revenues, expenses, assets and liabilities (including real estate) and capital expenditures directly related to these stores.

Our investments/real estate segment consists of our investments (Alternative Asset Fund and marketable securities), distributions in excess of affiliate earnings (IHFC) and retail real estate related to licensee BFD stores. Although this segment does not have operating earnings, income from the segment is significant to our consolidated statements of operations. Our equity investment in IHFC is not included in the identifiable assets of this segment since it has a negative book value and is therefore included in the long-term liabilities section of our consolidated balance sheet. See Note 8 for a further discussion of IHFC.

(In thousands, except share and per share data)

Inter-Company net sales elimination represents the elimination of wholesale sales to our Company-owned BFD stores. Inter-company income elimination represents the embedded wholesale profit in the Company-owned store inventory that has not been realized. These profits will be recorded when merchandise is delivered to the retail consumer.

The following table presents segment information for each of the last three fiscal years:

	November 29, 2008	November 24, 2007	November 25, 2006
Net Sales			
Wholesale	$242,094	$247,676	$284,803
Retail	97,176	87,537	84,401
Inter-company elimination	(50,972)	(39,829)	(40,990)
Consolidated	$288,298	$295,384	$328,214
Income (loss) from Operations			
Wholesale	$ (3,105)	$ (964)	$ 12,096
Retail	(9,785)	(10,780)	(12,126)
Inter-company elimination	(556)	(312)	(626)
Income from CDSOA	2,122	2,135	1,549
Restructuring, impaired asset charges and unusual gains, net	(3,070)	(5,544)	(1,359)
Proxy defense costs	(1,418)	—	—
Lease exit costs	(642)	(2,297)	—
LRG settlement and debt restructuring	—	(2,154)	—
Consolidated	$ (16,454)	$ (19,916)	$ (466)
Identifiable Assets			
Wholesale	$125,402	$149,627	$147,557
Retail	53,775	52,624	50,558
Investments and real estate	64,648	108,452	112,118
Consolidated	$243,825	$310,703	$310,233
Depreciation and Amortization			
Wholesale	$ 3,432	$ 5,570	$ 5,695
Retail	2,383	1,706	1,793
Investments and real estate	1,698	1,813	1,765
Consolidated	$ 7,513	$ 9,089	$ 9,253
Capital Expenditures			
Wholesale	$ 893	$ 1,818	$ 2,829
Retail	3,809	3,619	522
Investments and real estate	858	482	3,587
Consolidated	$ 5,560	$ 5,919	$ 6,938

(In thousands, except share and per share data)

A breakdown of wholesale sales by product category for each of the last three fiscal years is provided below:

	November 29, 2008	November 24, 2007	November 25, 2006
Wood	54%	56%	58%
Upholstery	46%	44%	42%
	100%	100%	100%

18. Quarterly Results of Operations (unaudited)

	2008			
	First (1)	Second (2)	Third (3)	Fourth (4)
Net sales	$81,599	$74,862	$70,159	$ 61,678
Gross profit	32,627	29,518	28,054	24,700
Net income (loss)	518	(391)	(2,652)	(37,830)
Basic earnings (loss) per share	0.04	(0.03)	(0.23)	(3.24)
Diluted earnings (loss) per share	0.04	(0.03)	(0.23)	(3.24)

	2007			
	First (5)	Second (6)	Third	Fourth (7)
Net sales	$73,420	$75,432	$70,497	$ 76,035
Gross profit	22,311	23,946	24,650	29,476
Net income (loss)	(4,188)	(2,420)	676	(3,978)
Basic earnings (loss) per share	(0.35)	(0.20)	0.06	(0.35)
Diluted earnings (loss) per share	(0.35)	(0.20)	0.06	(0.35)

(1) Includes 14 weeks as fiscal 2008 consists of 53 weeks.

(2) Includes $1,418 for costs associated with the proxy contest with Costa Brava Partnership III L.P., a $384 impairment charge associated with the closure of a corporate retail store and a $1,342 gain on the sale of our airplane. See Note 13 for further details.

(3) Includes impairment charges of $240 and lease exit charges of $642 related to the closure of a corporate retail store. See Note 13 for further details.

(4) Includes $3,788 of impairment charges for goodwill and other intangibles, a $3,097 charge for the other than temporary impairment of our marketable securities portfolio, a $23,383 charge to write-off substantially all of our deferred tax assets and income of $2,122 associated with the Continued Dumping & Subsidy Offset Act. See Notes 6, 7, 9 and 13 for further details.

(5) Includes asset impairment charge of $3,609 related to the closure of the Bassett plant. See Note 13 for further details.

(6) Includes charges of $1,934 for lease exit costs, $975 write-off leasehold improvements for our showroom and $960 of severance charges associated with the closure of the Bassett plant. See Note 13 for further details.

(7) Includes charges of $2,154 for the LRG settlement and debt restructuring, $2,383 for the write-off of deferred tax assets associated with LRG, $363 for lease exit costs, and income of $2,135 associated with the Continued Dumping & Subsidy Offset Act. See Notes 6, 9 and 13 for further details.

Other Business Data
Bassett Furniture Industries, Incorporated and Subsidiaries
(dollars in thousands, except share and per share data)

SELECTED FINANCIAL DATA

The selected financial data set forth below for the fiscal years indicated were derived from our audited consolidated financial statements. The information should be read in conjunction with our consolidated financial statements (including the notes thereto) and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this report.

(dollar amounts in thousands except for per share data)

	2008	2007	2006	2005	2004
Net sales	$ 288,298	$ 295,384	$ 328,214	$ 335,207	$ 315,654
Cost of sales	$ 173,399	$ 195,001	$ 225,319	$ 236,843	$ 234,612
Operating profit (loss)	$ (16,454)(1)	$ (19,916)(1)	$ (466)(1)	$ 5,134	$ 3,727
Other income (loss), net	$ (6,956)	$ 5,947	$ 6,921	$ 8,061	$ 7,123
Income (loss) before income taxes	$ (23,410)	$ (13,969)	$ 6,455	$ 13,195	$ 10,850
Income tax expense (benefit)	$ 16,945	$ (4,059)	$ 1,026	$ 3,381	$ 2,641
Net income (loss)	$ (40,355)	$ (9,910)	$ 5,429	$ 9,814	$ 8,209
Diluted earnings (loss) per share	$ (3.46)	$ (0.84)	$ 0.46	$ 0.82	$ 0.69
Cash dividends declared	$ 17,464	$ 9,450	$ 9,449	$ 9,433	$ 9,355
Cash dividends per share	$ 1.50	$ 0.80	$ 0.80	$ 0.80	$ 0.80
Total assets	$ 243,825	$ 310,703	$ 310,223	$ 313,158	$ 299,477
Long-term debt	$ 40,346	$ 28,850	$ 23,522	$ 19,054	$ 15,604
Current ratio	2.22 to 1	1.96 to 1	2.47 to 1	2.19 to 1	2.66 to 1
Book value per share	$ 11.40	$ 16.50	$ 18.24	$ 18.61	$ 18.58
Weighted average number of shares	11,663,857	11,810,055	11,808,053	11,785,613	11,686,649

(1) See note 13 to the Consolidated Financial Statements related to restructuring and asset impairment charges recorded in 2008, 2007, and 2006. See also note 6 to the Consolidated Financial Statements, with respect to funds received from the Continued Dumping and Subsidy Offset Act in 2008, 2007 and 2006.

Other Business Data—Continued
Bassett Furniture Industries, Incorporated and Subsidiaries
(dollars in thousands, except share and per share data)

STOCKHOLDER RETURN PERFORMANCE GRAPH

Presented below is a line graph comparing the yearly percentage change in the cumulative total stockholder return on the Company's Common Stock against the cumulative total return of the Standard & Poor's 500 Index, the Company's current peer group and the peer group that was selected for purposes of the performance graph used in last year's annual report. The Company modified its peer group to consist of companies that in the aggregate would better reflect the Company's current operations, including the reduced emphasis on manufacturing in its wholesale business and the increased emphasis on retail operations. The Company's current peer group consists of Chromcraft Revington Inc., Design Within Reach, Inc., Ethan Allen Interiors, Inc., Flexsteel Industries, Inc., Furniture Brands International, Inc., Haverty Furniture Companies, Inc., Hooker Furniture Corporation, Jennifer Convertibles, Inc., La-Z-Boy Incorporated and Stanley Furniture Company, Inc. The prior year's peer group consisted of the Company, Chromcraft Revington Inc., Ethan Allen Interiors, Inc., Furniture Brands International, Inc, La-Z-Boy Incorporated and Stanley Furniture Company. This graph assumes that $100 was invested on November 28, 2003 in the Company's Common Stock, the S&P 500 Index and the two peer groups and that any dividends received were reinvested.


COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN
AMONG BASSETT FURNITURE INDUSTRIES,
S&P COMPOSITE INDEX AND PEER GROUP INDEX
DOLLARS
175
150
125
100
75
50
25
0
2003
2004
2005
2006
2007
2008
BASSETT FURNITURE INDUSTRIES
S&P COMPOSITE INDEX
OLD PEER GROUP
NEW PEER GROUP INDEX

ASSUMES $100 INVESTED ON NOV. 29, 2003
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING NOV. 29, 2008

Management's Evaluation of our Disclosure Controls

As of the end of the period covered by this Annual Report on Form 10-K, our principal executive officer and principal financial officer have evaluated the effectiveness of our "disclosure controls and procedures" ("Disclosure Controls"). Disclosure Controls, as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Exchange Act, such as this Annual Report, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure Controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Our management, including the CEO and CFO, does not expect that our Disclosure Controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

The significant deterioration in the economic environment fueled by volatile financial markets and lagging consumer confidence resulted in a significant loss during our fourth quarter of 2008. A portion of this loss related to certain non-routine accounting estimates and other transactions, including the recording of impairments to the Company's marketable securities portfolio and determining the appropriate valuation of its deferred income taxes. The extent of the stock market decline, further deterioration in the furniture industry and the credit collapse placed increased pressure and focus on the processes and assumptions used by the Company in accounting for such transactions. As part of the year end audit process, our independent registered public accountants identified material adjustments to those items.

Based upon their disclosure controls evaluation, our CEO and CFO have concluded that our Disclosure Controls were not effective as of November 29, 2008, due to the lack of sufficient management control processes to ensure that certain non-routine transactions are properly accounted for and disclosed.

Bassett Furniture Industries, Inc.
Bassett, Virginia
February 12, 2009

Management's Report of Internal Control over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting in accordance with Exchange Act Rule 13a-15. With the participation of our Chief Executive Officer and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of November 29, 2008 based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Our assessment as of November 29, 2008, identified a material weakness in that our management control processes were not sufficient to ensure that certain non-routine accounting estimates and other transactions (principally, other than temporary impairments of marketable securities and the valuation of deferred income taxes) were accounted for correctly. This control deficiency resulted in material adjustments being identified by our independent registered public accountants as part of the year end audit process. Additionally, this control deficiency, if not remediated, could result in a material misstatement to annual or interim consolidated financial statements that would not be prevented or detected.

Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of November 29, 2008.

Ernst & Young LLP, the Company's independent registered public accounting firm, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting.

Remediation of deficiency in internal controls

We believe that we did not have sufficient management control processes to ensure that certain non-routine transactions and estimates were accounted for properly. Our plan to remediate this deficiency includes the following:

- *Reassess the assumptions used in certain accounting estimates.* We will continually challenge all assumptions inherent in our significant judgmental accounting estimates to ensure that those assumptions are reasonable based on the current environment and supportable within the current accounting literature. We will ensure a second level review is conducted for all such accounting estimates.
- *Proactively review for other new or changed non-routine transactions and challenge the accounting prior to the commencement of the period end closing process.* We will proactively review for new non-routine transactions and for non-routine transactions that may require an accounting process change due to new accounting pronouncements, changes in the business environment or changes in the Company. As business, regulatory and other matters evolve in the future, we will consult with our independent registered public accountant, other third party advisors, or the audit committee to ensure issues with accounting and financial reporting implications are addressed on a timely basis.

Although we believe the execution of this plan will improve our systems of disclosure controls and internal controls over financial reporting, the effectiveness of this plan, once executed, will be subject to testing by us and our independent registered public accountants and there can be no assurance at this time that the plan will effectively remediate the material weakness described above.

Bassett Furniture Industries, Inc.
Bassett, Virginia
February 12, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Bassett Furniture Industries, Incorporated:

We have audited the accompanying consolidated balance sheets of Bassett Furniture Industries, Incorporated and subsidiaries as of November 29, 2008 and November 24, 2007, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended November 29, 2008. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits. The financial statements of International Home Furnishings Center, Inc. (a corporation in which the Company has a 47% interest), have been audited by other auditors whose report has been furnished to us, and our opinion on the consolidated financial statements, insofar as it relates to the amounts included for International Home Furnishings Center, Inc., is based solely on the report of the other auditors. In the consolidated financial statements, the Company's investment in International Home Furnishings Center, Inc. is stated at $(11,910,000) and $(12,244,000), respectively, at November 29, 2008 and November 24, 2007, and the Company's equity in the net income of International Home Furnishings Center, Inc. is stated at $6,424,000, $6,316,000, and $6,666,000 for each of the three years in the period ended November 29, 2008.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bassett Furniture Industries, Incorporated and subsidiaries at November 29, 2008 and November 24, 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 29, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Bassett Furniture Industries, Incorporated's internal control over financial reporting as of November 29, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 12, 2009 expressed an adverse opinion thereon.

Ernst & Young LLP

Greensboro, North Carolina
February 12, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Bassett Furniture Industries, Incorporated:

We have audited Bassett Furniture Industries, Incorporated's internal control over financial reporting as of November 29, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Bassett Furniture Industries, Incorporated's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment. Management lacks sufficient control processes to ensure that certain non-routine accounting estimates and other transactions are properly accounted for and disclosed. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2008 consolidated financial statements, and this report does not affect our report dated February 12, 2009 on those consolidated financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Bassett Furniture Industries, Incorporated has not maintained effective internal control over financial reporting as of November 29, 2008, based on the COSO criteria.

Ernst + Young LLP

Greensboro, North Carolina
February 12, 2009

BOARD OF DIRECTORS

PAUL FULTON
Chairman of the Board
Bassett Furniture Industries, Inc.

ROBERT H. SPILMAN JR.
President and Chief Executive Officer
Bassett Furniture Industries, Inc.

PETER W. BROWN, M.D.
Partner
Virginia Surgical Associates

HOWARD H. HAWORTH
Retired President
Drexel Heritage Furnishings

GEORGE W. HENDERSON, III
Former Chairman and CEO
Burlington Industries, Inc.

KRISTINA K. HERBIG
Chief Financial Officer
Eddie V's Restaurants, Inc.

DALE C. POND
Retired Senior Executive Vice President
Merchandising and Marketing
Lowe's Companies, Inc.

WILLIAM C. WAMPLER, JR.
Member
Senate of Virginia

WILLIAM C. WARDEN, JR.
Private Investor

OFFICERS

ROBERT H. SPILMAN JR.
President and Chief Executive Officer

JOHN E. BASSETT, III
Senior Vice President, Wood

JASON W. CAMP
Senior Vice President, Retail

MARK S. JORDAN
Senior Vice President, Upholstery

JAY R. HERVEY
Vice President, Secretary and General Counsel

MATTHEW S. JOHNSON
Vice President, Product Development

INVESTOR INFORMATION

INTERNET SITE
Our site on the Internet has been updated recently and is filled with information about Bassett Furniture, including this annual report, detailed financial information and updates, information about our home furnishings products, and a dealer locator of Bassett stores and other stores that feature Bassett products. Visit us at bassettfurniture.com.

FORWARD LOOKING STATEMENTS
This Annual Report contains forward-looking statements as defined in the Private Securities Litigation and Reform Act of 1995 and within the meaning of Sections 27A of the Securities Exchange Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this Annual Report the words "hope," "believe," "expect," "plan" or "planned," "intend," "anticipate," "potential" and similar expressions are intended to identify forward-looking statements. Readers are cautioned against placing undue reliance on these statements. Such statements, including but not limited to those regarding increases in sales, growth in the number of Bassett stores, improving gross margins, growth in earnings per share, changes in capital structure, the operating performance of licensed Bassett stores, and other Company-owned stores, are based upon management's beliefs, as well as assumptions made by and information currently available to management, and involve various risks and uncertainties, certain of which are beyond the Company's control. The Company's actual results could differ materially from those expressed in any forward-looking statement made by or on behalf of the Company.

If the Company does not attain its goals, its business and results of operations might be adversely affected. For a discussion of factors that may impair the Company's ability to achieve its goals, please see the cautionary statements in the Management's Discussion and Analysis section of this Annual Report.

CORPORATE INFORMATION AND INVESTOR INQUIRIES
Our annual report and proxy statement together contain much of the information presented in the Form 10-K report filed with the Securities and Exchange Commission. Individuals who wish to receive the Form 10-K or other corporate literature should visit our website at bassettfurniture.com or contact Investor Relations, at 276.629.6000.

TRANSFER AGENT - STOCKHOLDER INQUIRIES
Stockholders with inquiries relating to stockholder records, stock transfers, change of ownership, change of address or dividend payments should write to:
American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10038
800-829-8432

ANNUAL MEETING
The Bassett Annual Meeting of Shareholders will be held Tuesday, April 21, 2009, at 10:00 a.m. EST at the Company's headquarters in Bassett, Va.

MARKET AND DIVIDEND INFORMATION
Bassett's common stock trades on the NASDAQ national market system under the symbol "BSET." We had approximately 1,022 registered stockholders on November 29, 2008. The range of per share amounts for the high and low market prices and dividends declared for the last two fiscal years are listed below:

	MARKET PRICES OF COMMON STOCK				DIVIDENDS DECLARED	
Quarter	2008		2007		2008	2007
	HIGH	LOW	HIGH	LOW		
First	$13.19	$8.55	$18.80	$15.00	$0.200	$0.20
Second	13.41	10.00	16.71	13.25	0.225	0.20
Third	12.21	9.73	14.53	11.05	0.975	0.20
Fourth	11.00	3.10	11.89	9.41	0.100	0.20

Bassett®
bassettfurniture.com

BASSETT, VIRGINIA

NASDAQ: BSET